UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 26, 2014

On June 2, 2014, the registrant issued a Notice of Convocation of the 29th Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 26, 2014 to its shareholders, together with related Internet disclosure (together with the Notice of Convocation, the “Notice of Convocation materials”). Attached is an English translation of the Notice of Convocation materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: June 2, 2014

			(Code No.: 9432)
THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
NOTICE OF CONVOCATION	Table of contents
Information	¢	Notice of Convocation		2
¢ Date and Time:
Thursday, June 26, 2014	¢	(Reference) Exercising Your Voting Rights		3
10:00 a.m.
	¢	Reference Materials for the Ordinary General Meeting of Shareholders		5
¢ Venue:
International Convention Center PAMIR	[Attachments to the Notice of Convocation]
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo		¢	Business Report	13
¢ Matters to be resolved:		¢	Consolidated financial statements	55
First Item Appropriation of Earned Surplus		¢	Non-consolidated financial statements	58
Second Item Election of Eleven Board Members		¢	Auditor’s reports	61
Third Item Election of Two Audit & Supervisory Board Members	¢	Reference		Ref-1

NIPPON TELEGRAPH AND TELEPHONE CORPORATION 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

To All Shareholders

I would like to take this opportunity to thank all of NTT's shareholders for your continued support.

We are pleased to send you the notice of convocation for the 29th Ordinary General Meeting of Shareholders, which will be held on Thursday, June 26, 2014. A report on our business operations for the 29th term (April 1, 2013 – March 31, 2014) and the resolutions to be discussed at the Ordinary General Meeting of Shareholders is enclosed. Please see the attachments for details.

During the fiscal year ended March 31, 2014, we have worked to proactively develop our global presence and improve our cloud services pursuant to the Medium-Term Management Strategy formulated in November 2012, entitled "Towards the Next Stage."

In order to allow us to contribute to a richer, more convenient society than ever before, NTT Group will use innovation to create a network infrastructure of the highest global standard to support the cloud. NTT Group will also promote collaboration with a variety of companies with the aim of becoming a "value partner" that both individual and corporate customers will continue to select.

I would like to conclude this message by thanking our shareholders in advance for your continued understanding and support.

June 2014

鵜浦博夫

Hiroo Unoura

President and Chief Executive Officer

1

(Code No.: 9432)
June 2, 2014
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Hiroo Unoura
President and Chief Executive Officer

NOTICE OF CONVOCATION OF THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that the 29th Ordinary General Meeting of Shareholders of Nippon Telegraph and Telephone Corporation (the “Company”) will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or online. You are requested to review the attached reference documents and exercise your voting rights by the end of the business day (5:30 p.m. JST) on Wednesday, June 25, 2014. (The website referenced below is in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting online]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars
1	Date and Time:	10:00 a.m. on Thursday, June 26, 2014
2	Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo
3	Purpose of the Meeting:	Matters to be reported

1    Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and comprehensive income and audit results of independent auditors and corporate auditors for the 29th fiscal year (from April 1, 2013 to March 31, 2014)

2    Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statements of changes in shareholders’ equity and other net assets for the 29th fiscal year (from April 1, 2013 to March 31, 2014)

Matters to be resolved
		First Item	Appropriation of Earned Surplus
		Second Item	Election of Eleven Board Members
		Third Item	Election of Two Audit & Supervisory Board Members
4	Other Matters Concerning the Convocation:	(1) Duplicate voting via mail or online will be handled as follows:
1. In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.
2. In the case of duplicate voting online, the last vote placed will be considered valid.

3.   In the case of duplicate voting done via both mail and online, the vote received last will be considered valid. If both votes are received on the same day, the votes placed online will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.
(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.
END
1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the meeting site.
2.	When exercising your voting rights, you are kindly requested to read the information entitled “(Reference) Exercising your voting rights” on page 3.
3.	Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, notes to consolidated financial statements and notes to non-consolidated financial statements are posted on NTT’s website and are not included in the attachments to the Notice of Convocation of the 29th Ordinary General Meeting of Shareholders. NTT Website: http://www.ntt.co.jp/ir/
4.	Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website. NTT Website: http://www.ntt.co.jp/ir/

NTT Website	http://www.ntt.co.jp/ir/

Exercising Your Voting Rights

(Reference)

Exercising Your Voting Rights

You are requested to review the attached reference materials (pages 5–12) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

A Voting by attending the shareholders' meeting in person

Please submit the enclosed voting rights exercise form to the receptionist at the meeting site. Please also bring your Notice of Convocation of the 29th Ordinary General Meeting of Shareholders (this document).

B Voting via mail

POST

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company by mail so that it arrives **before 5:30 p.m. JST on Wednesday, June 25, 2014**. Please see below for details.

C Voting via the Internet

Please access the designated website for shareholder voting (http://www.web54.net) and vote **no later than 5:30 p.m. JST on Wednesday, June 25, 2014**. See the next page for details.

How to Fill Out Your Voting Rights Exercise Form

Please indicate your approval or disapproval of each resolution here.

For resolution No. 1

- If you approve, put a circle in the APPROVAL box.
- If you disapprove, put a circle in the DISAPPROVAL box.

For resolution No. 2 and resolution No. 3

- If you approve all candidates, put a circle in the APPROVAL box.
- If you disapprove all candidates, put a circle in the DISAPPROVAL box.
- If you disapprove of some candidates, put a circle in the APPROVAL box, and write the candidates' number of whom you disapprove.

You will need the "Voting Code" and "Password" given on the enclosed voting rights exercise form in order to vote via the Internet.

Exercising Your Voting Rights

Exercising Your Voting Rights via the Internet[*1]

When you exercise your voting rights via the Internet, please be aware of the following.

1 About the Website

- Exercise of your voting rights via the Internet is only available by accessing the designated website for shareholder voting (http://www.web54.net) from either PCs or mobile phones (i-mode, EZweb, Yahoo!Keitai)[*2].
- You may place your vote via the Internet at any time until the close of business (5:30 p.m. JST) on Wednesday, June 25, 2014.
- If you access the website for shareholder voting through a smartphone, you will be directed to the PC-compatible website.
- Depending on the Internet environment, the Internet service, device and model of your PC or smartphone, you may have difficulties accessing the website for shareholder voting. For details, please call the number below.

2 How to vote

- At the website for shareholder voting, please use the "Voting Code" and "Password" given on the voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen.
- In order to prevent unauthorized access ("spoofing") by persons other than shareholders and falsification of votes, when you connect to the designated website for the exercise of voting rights via the Internet for the first time, you will be asked to change your password on the website.
- Please safeguard your password as your password is required to verify that the person exercising voting rights is the intended shareholder.
- Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (a new password will be issued for the next general meeting of shareholders).

3 Handling of duplicate voting

- Votes due to duplicate voting will be handled as described on page 2, "4 Other Matters Concerning the Convocation" (1).

4 Other

- The costs of using the Internet website to exercise your voting rights, such as the connection fees of Internet service providers and applicable communications fees (e.g., call charges), will be borne by the shareholder.

If you have questions about the use of a personal computer or mobile phone for exercising your vote via the Internet, please contact:	**Sumitomo Mitsui Trust, Securities Agent Web Support Hotline** **0120-652-031 (Toll Free)** **(9:00 to 21:00)**

*2 i-mode, EZweb, Yahoo!, and Yahoo!Keitai are the trademarks, registered trademarks or product names of NTT DOCOMO, INC., KDDI Corporation, Yahoo! Inc., USA, and SOFTBANK MOBILE Corporation, respectively.

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

First Item	Appropriation of Earned Surplus

Nippon Telegraph and Telephone Corporation (the “Company”) proposes that earned surplus be appropriated as follows.

In addition to increasing corporate value over the medium- and long-term, the Company has identified the return of profits to shareholders as an important management goal.

In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

In addition, NTT plans to reverse 531 billion yen of “Other reserves” and to reclassify this amount as “Accumulated earned surplus” in order to provide for a flexible capital policy in the future.

1	Matters relating to year-end dividends
	(1) Type of asset to be distributed:	Cash

	(2) Matters relating to allotment of dividends and total amount of dividends to be distributed:
		Per share of common stock:	¥90

		Total amount of dividends:	¥99,904,178,520

	As the Company has already distributed an interim dividend of ¥80 per share of common stock, the annual dividend for the fiscal year will be ¥170 per one share of common stock.

	(3) Date on which the dividend becomes effective:	June 27, 2014

2	Matters relating to other appropriation of earned surplus

	A. Value of increase in items under earned surplus	Accumulated earned surplus:	¥531,000,000,000

	B. Value of decrease in items under earned surplus	Other reserves:	¥531,000,000,000

Second Item	Election of Eleven Board Members

The Company is seeking approval for the election of eleven Corporate Directors following the expiration of the term of office of all current Corporate Directors at the conclusion of this Ordinary General Meeting of Shareholders.

The candidates for Corporate Director are as follows:

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

1	Satoshi Miura (April 3, 1944)	April 1967:	Joined Nippon Telegraph and Telephone Public Corporation	14,720
		June 1996:	Member of the Board and Vice President of the Personnel Department of the Company
		July 1996:	Member of the Board and Vice President of the Personnel Industrial Relations Department of the Company
		June 1998:	Executive Vice President and Vice President of the Personnel Industrial Relations Department of the Company
		January 1999:	Executive Vice President and Deputy Senior Executive Manager of the NTT-East Provisional Headquarters of the Company
		July 1999:	Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation
		June 2002	President of Nippon Telegraph and Telephone East Corporation
		June 2005:	Senior Executive Vice President and Senior Vice President of the Corporate Management Strategy Division of the Company
		June 2007:	President of the Company
		June 2012:	Member of the Board and Chairman of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

2	Hiroo Unoura (January 13, 1949)	April 1973:	Joined Nippon Telegraph and Telephone Public Corporation	11,400
		June 2002:	Member of the Board and Senior Vice President of Department I of the Company
		June 2005:	Member of the Board and Senior Vice President of Department V of the Company
		June 2007:	Executive Vice President, Senior Vice President of the Corporate Strategy Planning Department, and Vice President of the Corporate Business Strategy Division of the Company
		June 2008:	Senior Executive Vice President and Senior Vice President of the Strategic Business Development Division of the Company
		June 2011:	Senior Executive Vice President of the Company
		June 2012:	President of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

3	Hiromichi Shinohara (March 15, 1954)	April 1978:	Joined Nippon Telegraph and Telephone Public Corporation	5,300
		April 2003:	Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of the Company
		June 2003:	Vice President of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of the Company
		June 2007:	Senior Vice President of the Information Sharing Laboratory Group of the Company
		June 2009:	Member of the Board and Senior Vice President of the Research and Development Planning Department of the Company
		June 2011:	Member of the Board, Senior Vice President of the Research and Development Planning Department and Senior Vice President of the Information Sharing Laboratory Group of the Company
		October 2011:	Member of the Board and Senior Vice President of the Research and Development Planning Department of the Company
		June 2012:	Executive Vice President and Senior Vice President of the Research and Development Planning Department of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
4	Jun Sawada (July 30, 1955)	April 1978:	Joined Nippon Telegraph and Telephone Public Corporation	4,000
		June 2006:	Executive Manager of Corporate Strategy Planning Department of NTT Communications Corporation
		June 2008:	Senior Vice President and Executive Manager of Corporate Strategy Planning Department of NTT Communications Corporation
		June 2011:	Executive Vice President and Executive Manager of Corporate Strategy Planning Department of NTT Communications Corporation
		June 2012:	Senior Executive Vice President and Executive Manager of Corporate Strategy Planning Department of NTT Communications Corporation
		June 2013:	Senior Executive Vice President of NTT Communications Corporation (expected to resign on June 20, 2014)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
5	Mitsuyoshi Kobayashi (November 3, 1957)	April 1982:	Joined Nippon Telegraph and Telephone Public Corporation	3,000
		May 2002:	Senior Manager of the Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2006:	General Manager of Okayama Branch of Nippon Telegraph and Telephone West Corporation
		July 2008:	General Manager of the Service Management Department of Nippon Telegraph and Telephone West Corporation
		June 2010:	Senior Vice President and General Manager of the Service Management Department of Nippon Telegraph and Telephone West Corporation
		June 2012:	Member of the Board of the Company; concurrently serving as Senior Vice President of Systems Planning Department and Senior Vice President of Strategic Business Development Division (present post)
		June 2012:	Senior Vice President, NTT Comware Corporation (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
6	Akira Shimada (December 18, 1957)	April 1981:	Joined Nippon Telegraph and Telephone Public Corporation	2,800
		June 2007:	Vice President of the Corporate Strategy Planning Department of the Company
		July 2007:	General Manager of the Accounts and Finance Department of Nippon Telegraph and Telephone West Corporation
		July 2009:	General Manager of the General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation
		June 2011:	Senior Vice President and General Manager of the General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation
		June 2012:	Member of the Board and Senior Vice President of the General Affairs Department of the Company (present post)
		June 2012:	Senior Vice President of Nippon Telegraph and Telephone West Corporation (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
7	Hiroshi Tsujigami (September 8, 1958)	April 1983:	Joined Nippon Telegraph and Telephone Public Corporation	2,400
		October 2000:	Vice President of Department I of the Company
		July 2003:	Senior Manager of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone West Corporation
		July 2007:	Vice President of the Corporate Strategy Planning Department of the Company
		June 2012:	Member of the Board and Senior Vice President of the Corporate Strategy Planning Department of the Company (present post)
		June 2012:	Senior Vice President of Nippon Telegraph and Telephone East Corporation (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
8	Tsunehisa Okuno (October 12, 1960)	April 1983:	Joined Nippon Telegraph and Telephone Public Corporation	1,400
		July 2007:	Vice President of the Corporate Business Strategy Division of the Company
		June 2008:	Senior Vice President of the Global Business Strategy Office, Strategic Business Development Division at the Company
		January 2011:	Senior Vice President of Dimension Data Holdings plc (present post)
		June 2011:	Senior Vice President of the Global Business Office at the Company
		June 2012:	Member of the Board and Senior Vice President of the Global Business Office of the Company

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

9	Hiroki Kuriyama (May 27, 1961)	April 1985:	Joined the Company	982
		October 2001:	Senior Manager of the Human Resources Department at NTT Communications Corporation
		February 2003:	Vice President of Department I of the Company
		May 2005:	Vice President of the Corporate Business Strategy Division of the Company
		June 2008:	Vice President of the Corporate Strategy Planning Department of the Company
		June 2012:	Vice President of President’s Office, General Affairs Department of the Company (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
10	Katsuhiko Shirai (September 24, 1939)	April 1965:	Assistant of the First Faculty of Science and Engineering of Waseda University	800
		April 1968:	Full-time lecturer of the Faculty of Science and Engineering of Waseda University
		April 1970:	Assistant Professor of the Faculty of Science and Engineering of Waseda University
		April 1975:	Professor of the Faculty of Science and Engineering of Waseda University
		November 1994:	Director of Academic Affairs and Director of the International Exchange Center of Waseda University
		November 1998:	Executive Director of Waseda University
		November 2002:	President of Waseda University
		November 2010:	Educational Advisor of Waseda University (present post)
		April 2011:	Chairperson of the Foundation for the Open University of Japan (present post)
		June 2012:	Member of the Board of the Company (present post)
		June 2012:	Director of Japan Display Inc. (present post)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
11		April 1967:	Joined Toyo Rayon Co., Ltd. (currently registered as Toray Industries, Inc.)
		June 1994:	Director of the Corporate Planning Department of Toray Industries, Inc.
		June 1996:	Director of the Board of Toray Industries, Inc.
		June 1998:	Managing Director of Toray Industries, Inc.
		June 1999:	Senior Managing Director of Toray Industries, Inc.
		June 2001:	Executive Vice President of Toray Industries, Inc.
		June 2002:	President of Toray Industries, Inc.
		June 2010:	Chairman and Representative Member of the Board of Toray Industries, Inc.	2,700
		June 2010:	Director of Mitsui O.S.K. Lines, Ltd. (expected to resign June 24, 2014)
	Sadayuki Sakakibara	June 2012:	Member of the Board of the Company (present post)
	(March 22, 1943)	June 2013:	Director of Hitachi Ltd. (present post)
		June 2014:	Chairman of the Japan Business Federation (expected to take up the appointment on June 3, 2014)
		June 2014:	Chairman of the Board of Directors, Toray Industries, Inc. (expected to take up the appointment on June 25, 2014)

Notes:

1.	Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are candidates for outside corporate directors.

The reason for choosing Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as candidates for outside corporate directors is that both have a wealth of experience, Mr. Katsuhiko Shirai as operational director of an educational institution and Mr. Sadayuki Sakakibara as a corporate manager, and a high level of integrity and insight. The Company believes that they will help strengthen its supervisory function in business execution and expects to incorporate the advice they provide from their wide-ranging managerial perspectives.

Mr. Katsuhiko Shirai has not previously been involved in the management of a company other than by way of becoming an outside corporate director or an outside corporate auditor. However, for the above reasons, the Company determined that he is capable of adequately serving as an outside corporate director. Moreover, neither candidate has any kind of relationship with the Company that may present a conflict of interest risk with shareholders, including personal relationship, capital relationship, business relationship or any other interests.

Furthermore, based on the independence criteria set forth in the listing rules of the Tokyo Stock Exchange, there is no contemplated danger of causing a conflict of interest with shareholders, and the Company plans to continue designating Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as independent board members and to file the information with the Tokyo Stock Exchange.

2.	In order for both Mr. Katsuyuki Shirai and Mr. Sadayuki Sakakibara to fully perform their expected roles as outside corporate directors, pursuant to the provisions of Article 427(1) of the Companies Act, the Company has entered into agreements with both candidates limiting their liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Companies Act. In the event that the appointment of both candidates is approved, the Company intends to continue the said agreements with Mr. Shirai and Mr. Sakakibara.
3.	It has been two years since Mr. Katsuyuki Shirai and Mr. Sadayuki Sakakibara were first appointed as outside corporate directors in June 2012.

Third Item	Election of Two Audit & Supervisory Board Members

The Company is seeking approval for the election of two Corporate Auditors following the resignation of two of its current Corporate Auditors, Mr. Toru Motobayashi and Mr. Yoshitaka Makiya, at the conclusion of this Ordinary General Meeting of Shareholders.

Audit & Supervisory Board Members support this proposal.

The candidates for Corporate Auditors are as follows.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
1		April 1977:	Joined Nippon Telegraph and Telephone Public Corporation
		June 2003:	General Manager of Customer Services at NTT DOCOMO Inc.
		September 2004:	Concurrently General Manager of Customer Services and General Manager of Information Security at NTT DOCOMO Inc.
		June 2005:	General Manager of Customer Services at NTT DOCOMO Inc.
		April 2006:	General Manager of Corporate Citizenship Department at NTT DOCOMO Inc.
		June 2006:	Executive Director and General Manager of Corporate Citizenship Department at NTT DOCOMO Inc.	100
	Akiko Ide	July 2008:	Executive Director and General Manager for China at NTT DOCOMO Inc.
	(February 28, 1955)	June 2012:	Executive Director and Director of Information Security at NTT DOCOMO Inc.
		June 2013:	Executive Director and Senior Manager in Charge of Commerce Business Promotion (expected to resign on June 19, 2014)
		June 2013:	President and Chief Executive Officer at Radishbo-ya Co., Ltd. (expected to resign on May 29, 2014)

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
2		April 1974:	Registered as an attorney (Second Tokyo Bar Association) and joined Mori Sogo Law Offices (currently Mori, Hamada and Matsumoto Law Offices) (retired December 31, 2011)
		April 1991:	Deputy Chairman of the Second Tokyo Bar Association (resigned March 31, 1992)
		April 1997:	Executive Director of the Japan Federation of Bar Associations (resigned March 31, 1998)
		April 2006:	Chairman of the Second Tokyo Bar Association (resigned March 31, 2007)	1,000
		April 2006:	Deputy Chairman of the Japan Federation of Bar Associations (resigned March 31, 2007)
		January 2012:	Established Kowa Law Office (present post)
	Takashi Iida	June 2012:	Auditor for Shimadzu Corporation (present post)
	(September 5, 1946)	June 2013:	Auditor for JAFCO Co., Ltd. (present post)
		June 2013:	Director at Alps Electric Co., Ltd. (present post)

Notes:

1.	Mr. Takashi Iida is a candidate for outside corporate auditor.

The reason for choosing Mr. Takashi Iida as a candidate for outside corporate auditor is that he has been working in a legal capacity for many years and the Company expects that he will conduct future audits based on the knowledge and insight that he had gained through his career.

Mr. Takashi Iida has not previously been involved in the management of a company other than by becoming an outside corporate director or an outside corporate auditor. However, for the above reasons, the Company determined that he is capable of adequately serving as an outside corporate auditor.

2.	Mr. Takashi Iida serves as an outside corporate auditor at Shimadzu Corporation, on which the Ministry of Defense imposed nomination suspension measures on January 25, 2013 for overcharging on an equipment contract that had been ordered by the Ministry. (Note that the nomination suspension measures were cancelled when Shimadzu Corporation returned the money relating to the excessive claim in March 2014.) Mr. Iida was not employed at Shimadzu Corporation as an outside corporate auditor when the underlying offense took place. However, after the offense was discovered, he fulfilled the responsibilities of the role by thoroughly researching the causes of the offense; consulting with the company’s Board of Directors and Board of Auditors and making recommendations on measures to further enhance the company’s compliance system so as to prevent any recurrence.
3.	If the appointment of Mr. Takashi Iida as an outside corporate auditor is approved, in order for him to fully perform his expected role as an outside corporate auditor, pursuant to the provisions of Article 427(1) of the Companies Act, the Company plans to conclude an agreement with him limiting his liability for compensation for damages pursuant to Article 423(1) of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425(1) of the Companies Act.

BUSINSS REPORT (For the Fiscal Year From April 1, 2013 to March 31, 2014)

This report describes the conditions of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”)

Outline of the Business of NTT Group

Business Progress and Results of NTT Group

■ Business Environment

With respect to the global economy, in the fiscal year ended March 31, 2014, while the US economy was buoyant and there were also indications of recovery in Europe, there was only modest growth overall due to a slowdown in China and other emerging countries’ economies. Against a backdrop of government and other policy stimulus measures, the Japanese economy continued to make a gentle recovery, centered around domestic demand.

In the information and telecommunications market, optical broadband services, LTE services and Wi-Fi speeds have all increased, and smartphones, tablets and other devices have gained widespread market acceptance, together with the increased use of social media and cloud services. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and rapid growth in the variety and sophistication of services.

■ Business Conditions

In light of these circumstances, NTT Group has worked to expand its Global Cloud Services and strengthen its network service competitiveness in accordance with its Medium-Term Management Strategy formulated in November 2012, entitled “Towards the Next Stage.”

(Regarding the Contents of the Business Report)
—

In this business report, “NTT East,” “NTT West,” “NTT Communications,” “NTT DATA” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation, NTT DATA CORPORATION and NTT DOCOMO, INC., respectively.

—

With respect to amounts appearing in this report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded off to the nearest whole unit.

—	With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 53-54)

NTT Group worked to expand Global Cloud Services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms such as data centers and the IP backbone, to ICT management and applications.

●

In the field of research and development, NTT Group established a new research and development base, NTT Innovation Institute, Inc. (NTT I3), in North America, where competition is most intense, in order to rapidly develop and bring to market world-class security and cloud technologies. The unique consulting tools developed by NTT I3 have led to the receipt of new orders from customers.

●

To strengthen the framework for its provision of a broad lineup of Global Coud Services, NTT Group acquired the following subsidiaries: security services provider Solutionary, Inc. (head office: United States), data center service provider RagingWire Data Centers (head office: United States), and network service provider Virtela Technology Services, Incorporated (head office: United States). To strengthen the provision of teleconferencing services, NTT Group acquired Arkadin International SAS (head office: France), a provider of a wide range of conference-related solutions covering audio, web and video conferencing in 32 countries worldwide. In addition, NTT Group acquired everis Group (head office: Spain), a provider of a wide range of ICT services, to strengthen NTT Group’s operating base in Europe and Latin America.

●

In order to strengthen its provision of data center services, NTT Group established new data centers in Hong Kong, which has a high concentration of financial institutions with significant requirements for high-quality and stable ICT environments, as well as in Malaysia, where there is little impact from natural disasters, and in Tokyo, with its highly convenient transportation systems. The strengths of these data centers include safe facilities and high-quality networks.

●

Various NTT Group companies collaborated to obtain orders from companies such as Yum! Brands, Inc. (head office: United States), one of the world’s largest restaurant chain operators, whose portfolio includes Kentucky Fried Chicken and Pizza Hut, for the provision of cloud-based collective systems for operations and outsourcing services, and from the Texas Department of Transportation, for optimization solutions and operation services for its core systems.

●

In the fixed-line communications field, NTT Group worked to increase new subscriptions for its “FLET’S Hikari” service, including provision of the new service “Donto wari,” which offers subscribers a discount on monthly charges commencing from the start of use for a maximum of two years.

●

In the mobile communications field, NTT Group worked to expand the use of smartphones, including the launch of sales of the iPhone*, and at the same time further expanded the service area of its Xi service (LTE service). In addition, NTT Group launched its “Quad-Band LTE” service supporting the following four different spectrum bands: 800MHz, 1.5GHz, 1.7GHz and 2GHz, providing an environment with even greater network convenience for users.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc.. The iPhone trademark is pursuant to AIPHONE CO., LTD.
●

To strengthen its network service competitiveness, NTT Group endeavored to cut costs in fixed-line and mobile communications services. Specifically, NTT Group worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing equipment, while cutting costs associated with initiating optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve efficiency in its maintenance and operations business.

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and worked towards proactive information disclosure based on the eight Priority Activities of the “NTT Group CSR Priority Activities” plan and quantitative indicators, which were established in accordance with the “NTT Group CSR Charter” to promote collective group initiatives.

Specifically, to “help to build a sustainable society through providing value to customers,” NTT Group’s solutions, which enable the resolution of issues, including those associated with Japan’s aging population and lack of medical resources, while also facilitating continuity of medical operations in the event of a natural disaster, were adopted, constructed and deployed in the Ishinomaki/Kesennuma medical care districts of Miyagi Prefecture.

Furthermore, as a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest organization for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for climate change disclosure. NTT Group was also the only Japanese telecommunications provider to achieve a position in the Climate Disclosure Leadership Index (CDLI).

Moreover, NTT Group continued to promote initiatives aimed at “ensuring stable and reliable services as critical infrastructure,” including improving the earthquake resistance and water resistance of exchange offices and re-examining its transmission lines in light of lessons learned from the Great East Japan Earthquake.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2014 were 10,925.2 billion yen (an increase of 2.1% from the previous fiscal year). Consolidated operating expenses were 9,711.5 billion yen (an increase of 2.2% from the previous fiscal year). As a result, consolidated operating income was 1,213.7 billion yen (an increase of 1.0% from the previous fiscal year), consolidated income before income taxes was 1,294.2 billion yen (an increase of 8.1% from the previous fiscal year), and consolidated net income attributable to NTT was 585.5 billion yen (an increase of 12.2% from the previous fiscal year).

Issues Facing the Corporate Group

■ Future Outlook of Business Environment

In terms of the overall global economy, the trend of gradual recovery is expected to continue, with the United States and China expected to stage a gradual recovery, and Europe also expected to move toward recovery. The recovery of the Japanese economy is also expected to continue, underpinned by the positive effects of various government policy measures.

A number of both domestic and foreign companies have entered the information and telecommunications market. In addition, the variety and sophistication of services and devices has increased and changes in the market, centered on cloud services, are expected to accelerate going forward. Moreover, fierce market competition above and beyond existing business sector boundaries is expected to further intensify.

■ Business Developments Pursuant to the Medium-Term Management Strategy

Based on the Medium-Term Management Strategy “Toward the Next Stage,” NTT Group is committed to creating new services and generating business opportunities through collaboration with a wide range of market players with the aim of becoming a “valued partner” that customers continue to select.

NTT Group continues to provide cloud migration services to meet its customers’ wide-ranging needs, including pre-migration consulting and post-migration operations and management, and will work to further strengthen the framework for its provision of a broad lineup of Global Cloud Services, from the information and telecommunications platforms, such as networks and data centers, through to cloud platforms, ICT management and applications.

In addition, to address the critical issue of security, which relates to the safe and secure use of cloud services, NTT Group will work to implement effective and efficient research and development by promoting collaboration among NTT Group research and development bases including NTT I3, which was established during the fiscal year ended March 31, 2014, and with external business partners.

As a result of the above, NTT aims to reach US$20 billion in overseas sales by the end of the fiscal year ending March 31, 2017, which reached US$12.2 billion by the end of the fiscal year ended March 31, 2014, and to increase the proportion of corporate sales represented by overseas sales, which reached 36.6% at the end of the fiscal year ended March 31, 2014, to 50% or more by the fiscal year ending March 31, 2017.

In the fixed-line communications field, NTT Group is working to achieve further penetration and expansion of fiber-optic lines by creating new lifestyle-based ICT use scenes. In the mobile communications field, NTT Group is aiming to further strengthen “devices,” “networks (handsets),” “services” and “billings and channels.”

In addition, NTT Group plans to control capital investment as appropriate according to changes in business models and the market. To handle rapidly increasing traffic volumes, NTT Group will seek to anticipate fluctuations in demand and promote research and development aimed at realizing technologies that can be efficiently controlled by software, thereby building efficient infrastructure. NTT Group will also work to establish simple and highly efficient business operations through continued efforts to cut costs associated with initiating optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees, and to further improve efficiency in its maintenance and operations business.

As a result of the above efforts, NTT Group expects to further reduce costs related to fixed-line and mobile communications services which it cut by ¥412.0 billion as of the end of the fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2012. NTT Group will continue to comprehensively strengthen the competitiveness of its existing network services.

In addition, NTT Group aims to reduce its Capex to Sales ratio, which was 16.7% at the end of the fiscal year ended March 31, 2014, to 15% by the fiscal year ending March 31, 2016 through drastic streamlining of capital investments. NTT Group will aim to effectively utilize the funds generated through increased efficiency in areas such as M&A activity focused on cloud-related business and on returns to shareholders.

Through these efforts, NTT Group will work toward EPS growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

Based on its social mission to contribute to the society through ICT in order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter.” NTT Group will also work to increase management transparency by further enhancing the content of CSR reports and website content and promoting information disclosure relating to NTT Group’s initiatives.

With respect to environmental issues, which are a global concern, NTT Group will endeavor to reduce the environmental burden associated with its own business activities and contribute to reducing the environmental burden on society as a whole through the utilization of ICT services, and will further undertake environmental contribution initiatives involving NTT Group employees.

Furthermore, in light of the extent of the predicted damage expected to occur as a result of a future large-scale earthquake, NTT Group will take steps to achieve stable network operation by promoting initiatives that include ensuring power supplies for telecommunications facilities in the event of prolonged power outages. NTT Group also plans to build security countermeasures necessary to handle wide-scale and diversified cyber attacks.

■ NTT’s Efforts as a Holding Company

In order to implement the measures described above, NTT will promote group management that utilizes the advantages of a holding company structure, such as the agile and flexible distribution of management resources and the centralization of fundamental research and development. NTT will also provide necessary advice and coordination to each of its group companies and work to achieve efficient capital procurement.

With respect to fundamental research and development, NTT will commit itself to the provision of safe and secure cloud services and highly competitive network services. NTT will also actively promote the steady commercialization of the results of its research and development, and spread the use of such results both in and outside Japan.

Changes in Consolidated Assets and Consolidated Income of NTT Group

Category			26th fiscal year ended March 31, 2011	27th fiscal year ended March 31, 2012	28th fiscal year ended March 31, 2013	29th fiscal year ended March 31, 2014
Operating revenues	(billion yen	)	10,305.0	10,507.4	10,700.7	10,925.2
Operating income	(billion yen	)	1,214.9	1,223.0	1,202.0	1,213.7
Income before income taxes	(billion yen	)	1,175.8	1,239.3	1,197.6	1,294.2
Net income	(billion yen	)	509.6	467.7	521.9	585.5
Net income per share	(yen	)	385.16	366.67	430.68	509.21
Total assets	(billion yen	)	19,665.6	19,389.7	19,549.1	20,284.9
Shareholders’ equity	(billion yen	)	8,020.7	7,882.6	8,231.4	8,511.4
Shareholders’ equity per share	(yen	)	6,061.92	6,441.26	6,944.17	7,667.57

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholders’ equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.
	3.	Net income reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	4.	Net income per share reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).
	5.	As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company for the fiscal year ended March 31, 2014, the equity method of accounting was applied retrospectively. Consequently, the above figures for income before incomes taxes, net income, net income per share, total assets, shareholders’ equity and shareholders’ equity per share for the fiscal year ended March 31, 2013 have been revised.

Review of NTT Group Operations

■ Overview

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued work on planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

During fiscal 2013, NTT repurchased 48,737,200 shares of its common stock for an aggregate amount of 250 billion yen pursuant to a resolution passed at its board of directors’ meeting held on May 10, 2013. In addition, on November 15, 2013, NTT cancelled 186,500,000 shares held as treasury stock pursuant to a resolution passed at its board of directors’ meeting held on November 8, 2013, and repurchased a further 26,556,800 shares of its common stock for an aggregate of 156.5 billion yen pursuant to a resolution passed at its board of directors’ meeting held on February 6, 2014.

NTT plans to set its annual dividends at 170 yen per share for the fiscal year ended March 31, 2014.

■ Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of their business activities in line with group policies and objectives.

Specifically, NTT Group provided advice and intermediary services aimed at expanding its provision of Global Cloud Services and strengthening its network service competitiveness in line with its Medium-Term Management Strategy “Towards the Next Stage.” As compensation for these services, NTT received 18.4 billion yen in group management and administration revenues for the fiscal year ended March 31, 2014 (a decrease of 2.6% from the previous fiscal year).

■ Fundamental Research & Development Activities

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT has worked on research and development on fundamental technologies that contribute to the provision of safe and secure cloud services, the realization of a superior user experience for each and every user, and the provision of highly competitive network services, to contribute toward realizing a more comfortable and enriched society serviced by a wide range of devices connected to the cloud. NTT worked to achieve technological development based on market trends and formulate business plans through the “General Production System” to promptly commercialize the results of its research and development. In addition, to create new value, NTT promoted open innovation through collaboration with external organizations and engaged in research on advanced technologies for the future.

●

By participating in the community that develops the open source software “OpenStack” to build a cloud computing platform, NTT efficiently met its customers’ requirements and developed functions for differentiating NTT from its competitors, contributing to the early provision of a user-friendly cloud service in which customers can effortlessly put in place their network architectures in the cloud.

●

NTT became the world’s first company to develop a statistical analysis system incorporating Secure Computation Technology at the commercial level as a security platform for the secure use of cloud services, which enables encrypted data to undergo statistical processing without being decrypted.

●	In the big data field, where the privacy of personal data is paramount, NTT developed an anonymization system that maintains the usability of personal data while ensuring advanced security.
●

To promote further dissemination of Jubatus, an open source processing platform for real-time analytical processing of big data, NTT launched a support service to provide installation and operational support in response to customer requests.

●	Against a background of growing requirements for the distribution of 4K and 8K high-definition video, NTT developed the world’s highest-level compression software.
●

NTT developed “Dialogue Engine” technology that enables natural conversation between humans and computers, through computers’ correct recognition of the conversation topic and context, and creation and selection of responses from a vast amount of data.

●

To strengthen its network service competitiveness, NTT undertook research and development aimed at realizing carrier networks that utilize virtualization technologies, developing technology for achieving highly reliable network services on an inexpensive general-purpose server and technology for flexibly and rapidly providing services by automatic setting, and utilizing elemental technology to realize the world’s fastest transfer speeds on a general-purpose server using a software switch.

●

NTT continued to develop “edge computing technology”— the installation of an edge server close to smartphones or other devices to disperse certain processes. This is a new form of network technology which enables the provision of services required in real time and traffic reduction between M2M equipment involving frequent communications and servers and to achieve faster application speeds in a way that is not equipment-dependent.

●

Based on lessons learned from the Great East Japan Earthquake, NTT has developed an “ICT Car,” a vehicle equipped with equipment to provide ICT services such as telephone calls and information processing in compact form, to enable communication for prompt recovery after large-scale disasters.

●

NTT collaborated with Toray Industries, Inc. to develop the advanced nanofiber material “hitoe,” a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform.

●

In partnership with DWANGO Co., Ltd., NTT created an immersive visual experience through the high-quality distribution of images from ceiling-wide cameras installed in the Nicofarre performance venue, and developed viewing quality optimization technology that optimizes quality during the distribution of images according to customers’ equipment environment and the degree of network congestion.
●

Through joint research with Japan Aerospace Exploration Agency (JAXA), NTT succeeded in the world’s first microwave electric-field measurement in plasma within a microwave discharge ion engine using on-board asteroid probes, etc., utilizing a sensor combining optical fiber and electro-optic crystal, thereby contributing to the research on the plasma production mechanism.

●

NTT developed “Buru-Navi 3,” a far more compact version of its “Buru-Navi” technology that uses the characteristics of human perception to guide the user by generating the sense of being drawn along by special vibrations.

●

NTT developed a novel integration technology based on nanophotonics, the first of its kind in the world, aimed at a drastic reduction in energy consumption in the ICT field, which makes it possible to replace the electrical wiring on a processor chip with a high-density optical network.

●

NTT developed sensor equipment incorporating a wireless circuit operating at nanowatt-level (1 nanowatt = 1 billionth of 1 watt ) power consumption, with the goal of realizing new services utilizing sensor equipment that requires less maintenance.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2014 were 119.9 billion yen (a decrease of 5.6% from the previous fiscal year), and NTT received fundamental research and development revenues of 114.4 billion yen (a decrease of 5.4% from the previous fiscal year) as compensation for these research and development activities.

■ Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining its independence and autonomy. When exercising voting rights as a shareholder at the general shareholders’ meetings of each group company during the fiscal year ended March 31, 2014, NTT determined that the business practices, financial conditions, retained earnings, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2013) were appropriate and, accordingly, NTT voted to approve the appropriation of earned surplus, the election of members of the board and audit & supervisory board members and other matters based on proposals from each group company. As a result, NTT received 288.1 billion yen in dividends (an increase of 1.9% from the previous fiscal year).

■ Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

Category			26th fiscal year, ended March 31, 2011	27th fiscal year, ended March 31, 2012	28th fiscal year, ended March 31, 2013	29th fiscal year, ended March 31, 2014
Operating revenues	(billion yen	)	390.3	411.3	432.7	430.8
Operating income	(billion yen	)	233.4	257.6	278.6	283.5
Recurring profit	(billion yen	)	227.8	259.3	274.4	277.3
Net income	(billion yen	)	225.7	257.2	271.5	279.2
Net income per share	(yen	)	170.58	201.72	224.05	242.86
Total assets	(billion yen	)	7,570.2	7,524.7	7,467.8	7,302.0
Net assets	(billion yen	)	4,996.9	4,703.0	4,641.1	4,329.0
Net assets per share	(yen	)	3,776.62	3,843.08	3,915.36	3,899.84

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

■ Overview

NTT East and NTT West worked to secure solid revenue streams with collaborating with other business operators, expanding their respective “FLET’S Hikari” service offerings, promoting fiber-optic and IP-related services through the expansion of their “FLET’S Hikari” services and opportunities for use of Hikari utilizing Wi-Fi, and improving support services to increase customer retention. The main initiatives are set out below.

■ Number of Subscriptions for Major Services

● “FLET’S Hikari”:	18.05 million subscriptions (an increase of 0.75 million subscriptions from the previous fiscal year)
● “Hikari Denwa”:	16.26 million channels (an increase of 1.09 million channels from the previous fiscal year)
● FLET’S TV:	1.16 million subscriptions (an increase of 0.16 million subscriptions from the previous fiscal year)

■ Promotion of Fiber-optic and IP-related Services

Service or Product	Description
FLET’S Hikari Next Prio (NTT East)	An optical broadband service of priority bandwidth for corporate customers, with a maximum communication speed of around 1Gbps offering stable communications
Donto Wari (NTT West)

A service aimed at promoting new subscriptions to “FLET’S Hikari” by providing further discounts on monthly charges after applying “Hikari Motto[2] Wari,” for a maximum of two years from commencement of use of “FLET’S Hikari”

FLET’S Azukeru (NTT East)	A service for users of “FLET’S Hikari” that allows users to store data such as photos and video via Internet online storage and to share and view their data
FLET’S Smart Pay (NTT West)

A simple and easy-to-install payment service for stores that use “FLET’S Hikari”, which aims to help stimulate business in downtown stores by further spreading and increasing the use of non-cash payment

Business Partner	Description
T-MEDIA HOLDINGS Co., Ltd. (NTT East)	NTT East launched the smart TV device “TSUTAYA Stick,” which allows customers to view “TSUTAYA TV,” a video distribution service from T-MEDIA HOLDINGS Co., Ltd. via NTT East’s “FLET’S Hikari”

SOHGO SECURITY SERVICES CO., LTD. (NTT West)

NTT West launched a security service which it co-developed with SOHGO SECURITY SERVICES CO., LTD. for autonomous crime prevention measures, utilizing a camera equipped with a sensor and an information device such as a PC or smartphone

■ Improving Customer Service

●

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.60 million. (NTT East/NTT West)

●

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs that offer special content and points based on monthly usage, reached a total of 10.61 million.

■ Overview

Pursuant to its “Vision 2015” business strategy, NTT Communications worked to become a true leading global player (Global ICT Partner) that global customers select as their optimal business partner. For corporate clients, NTT Communications worked to provide total global ICT outsourcing services unique to telecommunications providers that combine networks, data centers, applications, security and other services. For individual customers, NTT Communications worked to provide more convenient applications and a wide variety of contents, enabling new lifestyles. The main initiatives are set out below.

■ Number of Subscriptions for Major Services

● Hikari TV:	2.82 million subscriptions (an increase of 0.37 million subscriptions from the previous fiscal year)
● OCN:	8.15 million subscriptions (a decrease of 0.06 million subscriptions from the previous fiscal year)
● Plala:	2.97 million subscriptions (a decrease of 0.10 million subscriptions from the previous fiscal year)

■ Development of Global Business

●	Strengthening of the Framework for Service Provision
●

NTT Communications launched the operation of Tokyo No. 6 Data Center, the city’s largest data center with a total floor area of about 20,000 m2, and Hong Kong Financial Data Centre, which has Tier IV—the highest global quality level in the data center sector—and a total floor area of about 70,000 m2. In addition, NTT Communications established NexcenterTM as a unified global brand name for its data center services.

●

To expand the available server room area of high-quality data centers in the United States and meet demand for cloud services, NTT Communications acquired RagingWire Data Centers (head office: United States), a data center provider.

●	To achieve greater business efficiency through the integration of operations and expand services that utilize network virtualization technology, NTT Communications acquired Virtela Technology
Services, Incorporated (head office: United States), a provider of network services and cloud-based managed network services.
●

To enhance teleconferencing service functions and accelerate expansion of the range of countries in which it offers services, NTT Communications acquired Arkadin International SAS (head office: France), a provider of collaborative services including audio web and video conferencing.

●	NTT Communications established “WideAngle” as the unified global brand name for its security services.

●	Network Expansion
●

To meet the demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service “Global IP Network” in six cities across four countries, including Jakarta.

■ Development of Services for Corporate Clients

Service		Description
Biz Hosting Enterprise Cloud	On-premises connection	Cloud migration service that provides for smooth and flexible migration from a client’s premises to the cloud via a virtual network
	Colocation connection	A service connecting NTT Communications’ specified cloud and colocation in the same segment via a virtual network
	WideAngle Professional Services	Highly specialized security services provided by security consultants and engineers with extensive experience in security

■ Development of Services for Individual Customers

Service	Description
An LTE-compatible mobile data communications service that allows the user to select the best option for accommodating his or her communication volume and speed

■ Overview

NTT DATA formulated the Medium-Term Management Plan for the fiscal years 2012 to 2015, with the aim of “becoming a Global Top 5 player (over 1.5 trillion yen in net sales)” and “achieving EPS of 200 yen”* by evolving into a corporate group that can efficiently provide diverse ICT services worldwide. In line with this plan, NTT DATA is concentrating on the plan’s primary strategies, namely “Expansion of New Fields and Reinforcement of Product Competitiveness,” “Expansion, Enhancement and Reinforcement of Global Business” and “Pursuit of Overall Optimization.” The main initiatives are set out below.

*	On October 1, 2013, NTT DATA conducted the stock split at a ratio of 1:100. As a result, it amended its target EPS to 200 yen from 20,000 yen.

■ Status of Implementation of Management Policies

●

To expand its global business, NTT DATA acquired the following companies: everis Group (head office: Spain), a provider of a wide range of ICT services, including consulting, systems integration and outsourcing, mainly in Spain and Latin America; and Optimal Solutions Integration Inc.*(head office: United States), a leading provider of SAP expert services in the North America region.

●	NTT DATA promoted “remarketing” and “strategic R&D” to redefine existing concepts and rebuild the market in response to recent changes in the business environment and ICT.
●

With a view to making management more efficient, NTT DATA organized its in-house “Group Business Management Core System” in order to optimize allocation of management resources according to the specifics of each project, achieve expeditious management and enhance the precision of decision-making information, thereby creating additional group synergies.

*	Optimal Solutions Integration Inc. changed its business name to NTT DATA Enterprise Services, Inc. on March 31, 2014.

■ Status of Implementation of Business Activities

●

NTT DATA, which is recognized for its track record in providing services to a wide range of industries, began providing ICT support services to the Texas Department of Transportation, including application development and maintenance and service desk operations, maintenance of network and communications systems, and end-user support.

●

NTT DATA launched a Service Delivery Center in Louisville, Kentucky to provide business processes and ICT outsourcing services to U.S. corporations, and began providing outsourcing services for administrative tasks in areas such as finance, general affairs, and human resources and related information systems to Yum! Brands, Inc. (head office: United States), an operator of restaurant chains worldwide including Kentucky Fried Chicken and Pizza Hut.

●

NTT DATA conducted an initial agreement with the Vatican Apostolic Library (location: Vatican City) for the project of digitally archiving and preserving manuscripts for a long time that can be called human historical legacies consisting of approximately 80,000 manuscripts stored on-site, a legacy of human history spanning the second to the twentieth centuries, amounting to some 40 million pages.

Service	Description

Multi-Cloud Infrastructure Service	A service that allows for the provision and selection of the cloud service that best meets the diverse needs of the customer

■ Overview

Based on its medium-term management policy, “Medium-Term Vision 2015: Shaping a Smart Life,” NTT DOCOMO strove to boost its comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels,” and to expand new services in its “dmarket,” to encourage even more customers to choose NTT DOCOMO as their “Partner for a Smart Life.” The main initiatives are set out below.

■ Number of Subscriptions to Major Services

To meet a wide range of customer needs and encourage even more customers to use NTT DOCOMO’s unique services, NTT DOCOMO started carrying Apple Inc.’s iPhone to respond to the diverse needs of our customers, and launched various NTT DOCOMO-proprietary services for the iPhone in an attempt to allow a greater number of users to utilize these services, and worked to expand its smartphone lineup.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd..

•	Number of mobile phone service subscriptions:	63.11 million (an increase of 1.57 million subscriptions from the previous fiscal year)

	(Partial listing only) FOMA service subscriptions:	41.14 million (a decrease of 8.83 million subscriptions from the previous fiscal year)

	(Partial listing only) Xi (LTE service) subscriptions:	21.97 million (an increase of 10.40 million subscriptions from the previous fiscal year)

Note:	Number of subscriptions to mobile phone services and “FOMA” services includes communication module service subscriptions.

Service	Description
A service for displaying and offering for purchase items such as accessories and novels created by aspiring artists and writers, etc.
A dedicated fashion e-commerce site operated jointly with MAGASeek Corporation, an online fashion retailer
A service offering educational content such as picture books and illustrated reference books for kids
A service provided in partnership with JTB Corporation offering comprehensive support to customers from the trip-planning stage to the trip itself
docomo mail	A service that allows for the storing of sent and received emails on the cloud and the use of the same email address from multiple devices
A service that allows users to check their pet’s health condition or location by attaching a tag with built-in communication capabilities

■ Expansion of Service Area

●

NTT DOCOMO increased the total number of Xi service (LTE service) base stations to 55,300 stations across Japan as of the end of the fiscal year ended March 31, 2014 (an increase of 30,900 stations compared with the end of the previous fiscal year). NTT DOCOMO also worked further expansion of its service area, including subway stations and Shinkansen bullet train stations, commercial facilities and schools, and Mount Fuji (during the July-August climbing season), which has been registered as a World Heritage site.
●

NTT DOCOMO launched the operation of Quad-Band LTE, which facilitates the provision of a convenient high-speed, high-volume communication environment by utilizing the characteristics of four frequency bands (800MHz, 1.5GHz, 1.7GHz, and 2GHz).

■ Efforts in New Business Fields

●	docomo Healthcare, Inc. launched a new health management service, “WM” (Watashi Move).

●	To provide a variety of payment options in the European online goods market, NTT DOCOMO acquired fine trade gmbh (head office: Austria), an e-commerce trading solutions.

External Financing and Capital Investment of NTT Group

External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥637.3 billion.

The details of the long-term funding are as follows:

Category	Amount (billion yen)	Remarks
Bonds	251.9	• NTT
		Bonds:	¥100 billion
		• NTT FINANCE CORPORATION
		Straight domestic bonds:	¥60 billion
		• NTT DOCOMO
		Straight domestic bonds:	¥50 billion
		• NTT DATA CORPORATION
		Straight domestic bonds:	¥25 billion
		• NTT URBAN DEVELOPMENT CORPORATION
		Straight domestic bonds:	¥15 billion
		Other
Long-term borrowings	385.4
Total	637.3

   Of the aggregate of ¥637.3 billion of long-term funding raised, NTT raised ¥321.0 billion from long-term funding to be used by NTT for the purpose of making loans to NTT East, NTT West and NTT Communications for their capital investments and by NTT as funds for stock repurchases.

Capital Investment

NTT Group made a total of ¥1,892.8 billion in consolidated capital investments (a decrease of 3.9% from the previous fiscal year), focused on responding to customer demands for services such as “FLET’S Hikari” and “Xi” (LTE service), among others.

Capital investments by NTT and its main subsidiaries were as follows:

Company	Capital Investment (billions of yen)
Nippon Telegraph and Telephone Corporation	28.3
Nippon Telegraph and Telephone East Corporation	351.3
Nippon Telegraph and Telephone West Corporation	339.4
NTT Communications Corporation	141.8
NTT DATA CORPORATION (consolidated)	147.7
NTT DOCOMO, INC. (consolidated)	703.1

NTT Group Employment

Number of employees in NTT Group (as of March 31, 2014):	239,756 (an increase of 12,588 from the end of the previous fiscal year)

Number of employees of NTT and its main subsidiaries:

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,845
Nippon Telegraph and Telephone East Corporation	5,643
Nippon Telegraph and Telephone West Corporation	4,902
NTT Communications Corporation	6,838
NTT DATA CORPORATION (consolidated)	75,020
NTT DOCOMO, INC. (consolidated)	24,860

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (consolidated prefectural outsourcing companies (including NTT EAST-TOKYO CORPORATION), NTT-ME CORPORATION and NTT EAST SOLUTIONS CORPORATION) employ approximately 27,800 persons and the NTT West regional subsidiaries (NTT BUSINESS SOLUTIONS CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, and NTT FIELDTECHNO CORPORATION and NTT BUSINESS ASSOCIE WEST CORPORATION) employ approximately 28,550 persons.

Main Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding (billions of yen)
Mizuho Bank, Ltd.	282.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	208.3
Nippon Life Insurance Company	163.3
Mitsubishi UFJ Trust and Banking Corporation	153.6
Meiji Yasuda Life Insurance Company	105.0
Sumitomo Mitsui Trust Bank, Limited	98.7
Development Bank of Japan Inc.	85.6
The Nishi-Nippon City Bank, Ltd.	74.7
Sumitomo Mitsui Banking Corporation	66.8
JPMorgan Chase Bank, N.A.	55.1

Material Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	As described on page 29
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	As described on page 29
NTT Communications Corporation	¥211,763 million	100.00	As described on page 31
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	As described on page 34
NTT DOCOMO, INC.	¥949,679 million	66.65 (0.01)	As described on page 36
Verio Inc.	US$7,489.91 million	0 (100.00)	Provision of internet solution services in North America
Spectrum Holdings Inc	US$4,019.82 million	0 (100.00)	Overall management of European and United States subsidiaries of Dimension Data Holdings plc
NTT America, Inc.	US$1,878.17 million	0 (100.00)	Provision of Arcstar services in North America
NTT DATA, Inc.	US$1,683.96 million	0 (100.00)	Consulting, system design and development
NTT DATA INTERNATIONAL L.L.C.	US$1,529.67 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION
Dimension Data Commerce Centre Ltd	US$1,420.02 million	0 (100.00)	Communications equipment sales in the Americas
NTT DATA International Services, Inc.	US$1,236.44 million	0 (100.00)	Consulting, system design and development

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Dimension Data (US) II Inc	US$822.86 million	0 (100.00)	Investment activities in the Americas
NTT DATA EMEA Ltd.	€404.11 million	0 (100.00)	Overall management of European subsidiaries of NTT DATA CORPORATION.
Virtela Technology Services Incorporated	US$511.00 million	0 (100.00)	Provision of network services
NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.30	Real estate acquisition, construction, management, and leasing
Dimension Data (US) Inc	US$480.24 million	0 (100.00)	Overall management of American subsidiaries of Dimension Data Holdings plc
RagingWire Data Centers, Inc.	US$433.38 million	0 (100.00)	Provision of data center services in North America
RW Holdco, Inc.	US$433.41 million	0 (100.00)	Holding company of RagingWire Data Centers, Inc.
Dimension Data Holdings plc	US$388.52 million	100.00	Overall management of Dimension Data group companies
Dimension Data North America, Inc	US$375.56 million	0 (100.00)	Building ICT system infrastructure and provision of maintenance support
RW Midco, Inc.	US$346.97 million	0 (80.05)	Holding company of RW Holdco, Inc.
DOCOMO Deutschland GmbH	€337.61 million	0 (100.00)	Holding company of Buongiorno S.p.A, net mobile AG and fine trade gmbh
NTT DATA EUROPE GmbH & Co. KG	€308.04 million	0 (100.00)	Overall management of NTT DATA CORPORATION’s overseas subsidiaries providing SAP services
NTT Resonant Inc.	¥25,000 million	0 (100.00)	Development and provision of broadband portal and search services

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

mmbi, Inc.	¥24,890 million	0 (60.45)	Provision of basic broadcasting business specified by the Broadcast Act and related services

NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software

NTT EUROPE LTD.	£153.83 million	0 (100.00)	Provision of Arcstar services in Europe

DOCOMO interTouch Pte. Ltd.	US$218.71 million	0 (100.00)	Provision of high-speed Internet connection services for hotels

NTT AUSTRALIA PTY. LTD.	A$218.73 million	0 (100.00)	Provision of Arcstar services in Australia

Arkadin International SAS	€133.66 million	0 (92.21)	Provision of teleconference, Web conference and video conference services

DOCOMO Guam Holdings, Inc.	US$161.27 million	0 (100.00)	Holding company of DOCOMO PACIFIC, INC. and MCV Guam Holding Corp.

NTT DATA Enterprise Services Holding, Inc.	US$143.56 million	0 (100.00)	Consulting, system design and development

NTT FINANCE CORPORATION	¥16,770 million	92.17 (7.83)	Lease and installment sales of telecommunications related devices, and billing and collection of charges for communications and other services

NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment, and electric power facilities

NTT Plala Inc.	¥12,321 million	0 (95.39)	Provision of Internet connection and video distribution services

UD EUROPE LIMITED	£81.80 million	0 (100.00)	Investment in and management of real estate in the UK

NTT DATA Deutschland GmbH	€98.88 million	0 (100.00)	Consulting, system design and development

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

Buongiorno S.p.A.	€89.91 million	0 (100.00)	Delivery of mobile contents and provision of fee-based platforms to BtoC customers

net mobile AG	€88.66 million	0 (87.36)	Delivery of mobile contents and provision of fee-based platforms to carriers

NTT DATA Asia Pacific Pte. Ltd.	S$146.65	0 (100.00)	Overall management of NTT DATA CORPORATION’s Asia-Pacific subsidiaries

Everis Participaciones, S.L.	€72.99 million	0 (100.00)	Consulting, system design and development

Notes:	1.	The equity ownership percentages above are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.
Capitalization of overseas subsidiaries includes Additional Paid-In Capital (APIC).
	2.	NTT has 946 consolidated subsidiaries (including those above), and 123 companies are accounted for under the equity method.
	3.	The capitalization of Spectrum Holdings Inc., NTT America, Inc., NTT DATA, Inc., NTT DATA INTERNATIONAL L.L.C, NTT DATA International Services, Inc., NTT DATA EMEA Ltd., DOCOMO Deutschland GmbH, and NTT DATA EUROPE GmbH & Co, KG increased during the fiscal year ended March 31, 2014, while the capitalization of NTT DATA Deutschland GmbH and Buongiorno S.p.A. decreased during the fiscal year ended March 31, 2014.
	4.	The investment ratios of NTT’s and its subsidiaries shareholdings in NTT FINANCE CORPORATION increased from 91.12% to 92.17%, and decreased from 8.20% to 7.83%, respectively, after NTT FINANCE CORPORATION’s acquisition of its own shares in the fiscal year ended March 31, 2014.
	5.	Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco, Inc., RW Midco, Inc., Arkadin International SAS, DOCOMO Guam Holdings, Inc., NTT DATA Enterprise Services Holding, Inc., net mobile AG, NTT DATA Asia Pacific Pte. Ltd. and Everis Participaciones, S.L. are newly shown as material subsidiaries as of the fiscal year ended March 31, 2014.
	6.	Datacraft Australia Pty Ltd, NTT DATA Italia S.p.A., NTT WT HK Limited, and NTT Worldwide Telecommunications Corporation, which were listed as material subsidiaries in the previous fiscal year, are not listed as material subsidiaries for the fiscal year ended March 31, 2014 due to reductions in their respective capital.

Matters Regarding Shares

Total number of shares authorized to be issued by NTT:

6,192,920,900 shares

Total number of shares issued and outstanding:

1,136,697,235 shares (treasury stock: 26,650,807 shares)

Note:	Following the cancellation of treasury stock during the fiscal year ended March 31, 2014, the total number of issued shares has decreased by 186,500,000 shares compared with the end of the previous fiscal year.

Number of shareholders at end of fiscal year ended March 31, 2014:

1,041,008

Principal Shareholders

Shareholders	Number of Shares Held (thousands)	Equity Ownership (%)
The Minister of Finance	405,221	36.50
Japan Trustee Services Bank, Ltd. (Trust Account)	39,280	3.54
The Master Trust Bank of Japan, Ltd. (Trust Account)	32,138	2.90
MOXLEY AND CO LLC	17,102	1.54
THE BANK OF NEW YORK MELLON SA/NV 10	10,404	0.94
NTT Employee Shareholding Association	10,357	0.93
Japan Trustee Services Bank, Ltd. (Trust Account 1)	8,834	0.80
THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT	8,648	0.78
Japan Trustee Services Bank, Ltd. (Trust Account 9)	8,591	0.77
STATE STREET BANK AND TRUST COMPANY 505225	8,407	0.76

Notes:	1. Number of Shares Held is rounded down to the nearest thousand.
2. NTT’s holdings of treasury stock (26,650,807 shares) are not included in the above table.
3. Equity ownership percentages do not include treasury stock.

Matters Regarding Corporate Officers

Status of Members of the Board and Audit & Supervisory Board Members

Position	Name	Responsibilities	Description of Principal Concurrent Positions
Chairman of the Board	Satoshi Miura
Representative Member of the Board, President, Chief Exective Officer	Hiroo Unoura
Respresentative Member of the Board, Senior Executive Vice President, Chief Technology Officer, Chief Information Officer	Yasuyoshi Katayama	In charge of technical strategy In charge of risk management
Representative Member of the Board, Senior Executive Vice President, Chief Financial Officer, Chief Compliance Officer	Hiroki Watanabe	In charge of business strategy
Member of the Board, Executive Vice President	Hiromichi Shinohara	Senior Vice President of Research and Development Planning Department In charge of international standardization
Member of the Board	Yoshikiyo Sakai	Senior Vice President of Finance and Accounting Department
Member of the Board	Mitsuyoshi Kobayashi	Senior Vice President of Technology Planning Department, Senior Vice President of Strategic Business Development Division	Director of NTT COMWARE CORPORATION
Member of the Board	Akira Shimada	Senior Vice President of General Affairs Department	Senior Vice President of Nippon Telegraph and Telephone West Corporation
Member of the Board	Hiroshi Tsujigami	Senior Vice President of Corporate Strategy Planning Department	Senior Vice President of Nippon Telegraph and Telephone East Corporation
Member of the Board	Tsunehisa Okuno	Senior Vice President of Global Business Office	Non-executive director of Dimension Data Holdings plc
Member of the Board	Katsuhiko Shirai		Chairperson of the Foundation for the Open University of Japan Outside director of Japan Display Inc.
Member of the Board	Sadayuki Sakakibara		Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc. Director of Mitsui O.S.K. Lines, Ltd. Director of Hitachi Ltd.
Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka
Audit & Supervisory Board Member	Toru Motobayashi		Lawyer Director of Hitachi Ltd. Corporate Auditor of Sumitomo Life Insurance Company
Audit & Supervisory Board Member	Yoshitaka Makitani
Audit & Supervisory Board Member	Michiko Tomonaga		Certified public accountant Corporate Auditor of Keikyu Corporation Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business
Audit & Supervisory Board Member	Seiichi Ochiai		Professor of Chuo Law School Lawyer Outside director of Meiji Yasuda Life Insurance Company Corporate Auditor of Ube Industries, Ltd.

Notes:

1. Mr. Yoshitaka Makitani changed position from Full-time Audit & Supervisory Board Member to Part-Time Corporate Auditor as of June 25, 2013.

2. Changes in material concurrent positions of Members of the Board and Audit & Supervisory Board Members in the fiscal year under review are as described in the following table.

Position	Name	Name of concurrent place of work	Particulars of concurrent work	Remarks
Member of the Board	Sadayuki Sakakibara	Hitachi, Ltd.	Director	Took office June 21, 2013
Audit & Supervisory Board Member	Seiichi Ochiai	Ube Industries, Ltd.	Corporate Auditor	Took office June 27, 2013

3.  Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are outside directors as provided by Article 2 (xv) of the Companies Act. Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as independent board members and filed the information related thereto with the Tokyo Stock Exchange.

4. Of the Audit & Supervisory Board Members, Toru Motobayashi, Michiko Tomonaga and Seiichi Ochiai are outside company auditors as provided in Article 2 (xvi) of the Companies Act.

5. Audit & Suvervisory Board Member Yoshitaka Makitani has business experience in the accounting division of NTT and its subsidiaries, and Audit & Suvervisory Board Member Michiko Tomonaga is a certified public accountant. Both individuals have extensive knowledge of finance and accounting matters.

Policies Concerning, and Total Compensation of, Directors and Corporate Auditors

Policies

In regard to matters concerning the compensation of members of the board, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four members of the board, including two outside members of the board. Compensation matters are decided by the board of directors after deliberation by this council.

Compensation of members of the board (excluding outside members of the board) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each board member’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, members of the board are required to make monthly contributions for the purchase of NTT shares through the Board Members Shareholding Association, to encourage a medium-term perspective. Purchased shares are owned by the members of the board during their terms of office.

In order to maintain a high level of independence, compensation of outside members of the board consists of a base salary only, and is not linked to NTT’s business results.

Compensation of audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and consists of a base salary only, for the same reasons as those cited above with respect to outside members of the board.

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2014

Position	Number of Persons	Total Compensation (Millions of yen)
Member of the Board	12	516
Audit & Supervisory Board Member	5	91
Total	17	608

Notes:	1.	Upper limits on total annual compensation of members of the board and audit & supervisory board members were set at ¥750 million for members of the board and ¥200 million for audit & supervisory board members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.
	2.	Total compensation of members of the board includes ¥86 million in bonuses for the current fiscal year.
	3.	In addition to the above, an aggregate of ¥16 million is to be paid to members of the board who are also employees as bonuses for their service as employees.

Outside Members of the Board and Audit & Supervisory Board Members

Principal Concurrent Positions of Outside Members of the Board and Audit & Supervisory Board Members

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Members of the Board	Katsuhiko Shirai	The Open University of Japan Japan Display Inc.	Chairperson Outside Director
	Sadayuki Sakakibara	Toray Industries, Inc. Mitsui O.S.K. Lines, Ltd. Hitachi, Ltd.	Chairman of the Board, Chief Executive Officer and Representative Member of the Board Outside Director Outside Director
Outside Audit & Supervisory Board Members	Toru Motobayashi	Hitachi, Ltd. Sumitomo Life Insurance Company	Outside Director Outside Corporate Auditor
	Michiko Tomonaga	Keikyu Corporation The Corporation for Revitalizing Earthquake-Affected Business	Outside Corporate Auditor Outside Corporate Auditor
	Seiichi Ochiai	Chuo Law School Meiji Yasuda Life Insurance Co. Ube Industries, Ltd.	Professor Outside Director Outside Corporate Auditor

Note:	There is no special relationship between NTT Group and the companies where outside members of the board and audit & supervisory board members hold concurrent positions.

Principal Activities of Outside Members of the Board and Audit & Supervisory Board Members

Attendance at Board of Directors Meetings and Audit & Supervisory Board Meetings

Position	Name	Board of Directors Meetings		Audit & Supervisory Board Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Members of the Board	Katsuhiko Shirai	14/14	100%	—	—
	Sadayuki Sakakibara	13/14	93%	—	—
Outside Audit & Supervisory Board Members	Toru Motobayashi	13/14	93%	20/21	95%
	Michiko Tomonaga	14/14	100%	21/21	100%
	Seiichi Ochiai	12/14	86%	19/21	90%

Statements at Board of Directors and Audit & Supervisory Board Meetings

Board member Katsuhiko Shirai made comments mainly concerning global strategy, research and development, and the business strategies of NTT Group companies, from his perspective as an operations manager of an educational institution with extensive experience.

Board member Sadayuki Sakakibara made comments mainly concerning global strategy, research and development, and investments, from his perspective as a corporate executive with extensive experience.

Audit & Supervisory Board Member Toru Motobayashi made comments mainly concerning corporate governance, from his professional perspective as a lawyer.

Audit & Supervisory Board Member Michiko Tomonaga made comments mainly concerning the accounting audit, from her professional perspective as a certified public accountant.

Audit & Supervisory Board Member Seiichi Ochiai made comments mainly concerning corporate governance, from his professional perspective as a law school professor and lawyer.

Indemnity Agreements

NTT has concluded agreements with outside members of the board and outside audit & supervisory board members to limit their personal liability as provided in Article 423 (1) of the Companies Act and in accordance with Article 427 (1) of that act. The limitation of liability is the lowest amount permitted by Article 425 (1) of the Companies Act.

Total Compensation of Outside Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2014

	Number of members of the board and audit & supervisory board members	Total compensation (Millions of yen)
Total compensation of outside members of the board and audit & supervisory board members	5	60

Note:

Total amount of compensation for outside members of the board and outside audit & supervisory board members is included in “Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2014” on page 46.

Matters Regarding Independent Auditors

Name of Independent Auditor

KPMG AZSA LLC

Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2014

Independent Auditor	Compensation
KPMG AZSA LLC	¥266 million

Note:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Companies Act and compensation for audits performed pursuant to the Financial Instruments and Exchange Act, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥2,786 million

Notes:	1.	Of NTT’s material subsidiaries, NTT DATA EMEA Ltd., NTT EUROPE LTD. and UD EUROPE LIMITED are audited by KPMG LLP; Dimension Data Holdings plc is audited by KPMG Inc.; NTT DATA EUROPE GmbH & Co. KG, NTT Data Deutschland GmbH and net mobile AG are audited by KPMG AG Wirtschaftsprüfungsgesellschaft; DOCOMO interTouch Pte. Ltd. and NTT DATA Asia Pacific Pte. Ltd. are audited by KPMG LLP; NTT AUSTRALIA PTY. LTD. is audited by KPMG; Arkadin International SAS is audited by both Deloitte & Associés and Yves CANAC; Buongiorno S.p.A is audited by KPMG S.p.A; and Everis Participaciones S.L. is audited by Ernst & Young S.L.
	2.	The non-audit services for which NTT pays compensation to KPMG AZSA LLC are the provision of guidance and advice and other services in relation to International Financial Reporting Standards (IFRS).

Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340 (1) of the Companies Act apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Audit & Supervisory Board or upon request from the Audit & Supervisory Board, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for NTT Group. The contents of such basic policy are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Approach on the Maintenance of Internal Control Systems
1.

NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.

NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control systems based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.

NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems
1.	Systems to ensure that the performance of duties by members of the board and employees conform with laws and regulations and NTT’s Articles of Incorporation
NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:
(1)

Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be appropriately and effectively carried out.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.
(3)

A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)

An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report, and receive consultation on, ethical issues.

(5)

Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management
NTT takes the following measures to appropriately manage business risks:
(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.
(2)

NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)

NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that members of the board efficiently perform their duties

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among members of the board and maintaining an appropriate oversight structure to monitor such matters:

(1)

NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)

NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Members of the board report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside members of the board with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.
(4)

As a holding company that oversees and coordinates NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by members of the board

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by members of the board:

(1)

NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by NTT Group, thus contributing to the growth and development of NTT Group:

(1)	Develop communications systems for notifying the parent company in emergency situations.
(2)	Conduct employee education and training to prevent scandals or misconduct.
(3)	Establish systems for information security and the protection of personal information.
(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.
(5)	Audits of NTT Group companies by the parent company’s internal audit division

6.	Matters relating to employees who assist audit & supervisory board members in the performance of their duties and the independence of those employees from members of the board

NTT has adopted the following measures with respect to employees who assist audit & supervisory board members in the performance of their duties to ensure the effective performance of audits by the audit & supervisory board members:

(1)

Office of Audit & Supervisory Board Members was established as an integral part of NTT’s corporate organization under the Companies Act. Office of Audit & Supervisory Board Members is staffed with dedicated personnel who work full time in assisting the audit & supervisory board members in the performance of their duties.

(2)	Personnel assigned to Office of Audit & Supervisory Board Members perform their responsibilities at the instruction and direction of the audit & supervisory board members.
(3)

Decisions concerning matters such as transfer of personnel assigned to Office of Audit & Supervisory Board Members, evaluations of such personnel and similar matters are made with due regard for the opinion of the Audit & Supervisory Board.

7.	Systems for reporting to corporate auditors by members of the board and employees and systems for ensuring the effective implementation of audits by audit & supervisory board members

To ensure that audits by the audit & supervisory board members are carried out effectively, NTT has adopted the following measures concerning reporting to the audit & supervisory board members by members of the board and employees with regard to important matters relating to the performance of their duties:

(1)	Members of the board and other personnel report the following matters concerning the performance of their duties:
(a)	Matters resolved at Corporate Management Committee meetings;
(b)	Matters that cause or may cause substantial damage to NTT;
(c)	Monthly financial reports;
(d)	The status of internal audits;
(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;
(f)	The status of reporting to helplines; and
(g)	Other material compliance matters.
(2)

Representative members of the board, accounting auditors, and internal control divisions report to and exchange ideas and opinions with audit & supervisory board members periodically and at other times as necessary upon request from the audit & supervisory board members.

(3)	Audit & supervisory board members may attend meetings of the Board of Directors and other important meetings.
(4)	Audit & supervisory board members auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

■ Application

Software designed to perform office functions such as word processing, spreadsheets to play music, or the operation of games on a computer or a smartphone.

■ Big data

A collection of high volume and complexly structured data, which are difficult to manage and process with traditional technology, including textual information posted on SNS and word-of-mouth websites, images, charts and voice.

■ Broadband

High-speed, large-capacity communications.

■ Carrier network

The network of a telecommunications carrier.

■ Cloud/Cloud services

Type of service whereby software and services can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

■ Colocation

The installation of a given telecom provider’s equipment on the premises of a different telecom provider.

■ Data Center

A term used to refer to a facility specialized in the installation and operation of a variety of computer and data communication devices, such as servers.

■ Edge server

A server that is located near the

physical location of the user.

■ FLET’S Hikari

A collective term for optical broadband services provided by NTT East and NTT West, including FLET’S Hikari Next, FLET’S Hikari Light, and B FLET’S.

■ General-purpose server

A server suitable for a variety of

purposes.

■ ICT (Information
Communication
Technology)

The collective name for hardware and software related to computer-based information and telecommunications, and technology used in systems and data communications, etc.

■ IP (Internet protocol)

A standard communications

protocol used for communications

over the Internet.

■ IP backbone

A backbone network designed to distribute data on the Internet around the world.

■ LTE (Long Term Evolution)

A communication method characterized by high speed, high

capacity, efficient use of signals and low latency.

■ M2M (Machine to Machine)

A technology or mechanism designed for equipment to mutually and autonomously exchange information. Utilizing M2M for the collection, monitoring and control of data from remote locations facilitates a streamlined operation process, advancement of services and the creation of new services.

■ On-premises

The installation and use of software in equipment that is provided on-site.

■ Open Innovation

The creation of innovative products or business models by combining technologies and ideas from a wide range of sources, both inside and outside the company.

■ Open source

A concept for making the source

code, a design of software that

can be modified and redistributed

by anyone, available to the public

over the Internet free of charge.

■ Outsourcing

The complete entrustment of

business or systems to an external

specialist contractor or similar

organization.

■ Platform

A shared platform to facilitate

provision of various applications,

such as authentication, billing,

intermediation and credit services.

■ Processor

The semiconductor chip in

the heart of a computer that

performs the computer’s basic

computations.

■ Remarketing

To overcome market changes and

increase one’s market share even

when participation opportunities

in existing markets change due

to environmental changes or

technological innovation; to

create new markets by making

maximum use of the newest

technology to predict customer

needs.

■ Social media

Media that is built upon users’

exchange of information online

(sending and receiving).

■ Software switch

A device that conducts packet

processing of network devices,

which was previously done on

hardware, on software that runs

on a computer.

■ Solutions

Identifying issues that customers

are facing and providing systems

and other means that are capable

of resolving them.

■ Tablet device

A tablet (flat) type mobile

information device that can be

operated easily by touching the

display panel and that can be

connected to the internet.

■ Traffic

The volume of information

(digital data such as voice, text,

images, etc.) that goes through a

network.

■ User Experience

The entire experience gained

from using products and services

upon consumption. The idea

emphasizes providing the user

with a pleasant and comfortable

experience that the user desires,

in addition to distinct easy-to-use

features.

■ Wi-Fi (Wireless Fidelity)

A brand name that indicates

the certification of the

interconnectivity between

wireless LAN devices. Today it is

also used as a term that refers

to the wireless LAN environment

that is created between Wi-Fi

compatible equipment.

Consolidated Financial Statements	[Consolidated	]

CONSOLIDATED BALANCE SHEET (At March 31, 2014)	(Millions of yen	)

Item	Amount
ASSETS
CURRENT ASSETS
Cash and cash equivalents	984,463
Short-term investments	38,949
Notes and accounts receivable, trade	2,509,030
Allowance for doubtful accounts	(46,893)
Accounts receivable, other	345,197
Inventories	415,309
Prepaid expenses and other current assets	394,294
Deferred income taxes	220,662
TOTAL CURRENT ASSETS	4,861,011
PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	12,959,564
Telecommunications service lines	15,408,604
Buildings and structures	6,060,129
Machinery, vessels and tools	1,949,903
Land	1,238,742
Construction in progress	359,014
Accumulated depreciation	(28,136,268)
NET PROPERTY, PLANT AND EQUIPMENT	9,839,688
INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	521,634
Marketable securities and other investments	407,766
Goodwill	1,086,636
Software	1,309,912
Other intangibles	401,194
Other assets	1,195,608
Deferred income taxes	661,500
TOTAL INVESTMENTS AND OTHER ASSETS	5,584,250
TOTAL ASSETS	20,284,949

Note: Amounts are rounded off to nearest million yen.

Item	Amount
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings	269,444
Current portion of long-term debt	425,351
Accounts payable, trade	1,540,249
Short-term obligations under capital leases	16,929
Accrued payroll	448,061
Accrued interest	7,925
Accrued taxes on income	256,994
Accrued consumption tax	47,376
Advances received	266,743
Other	397,752
TOTAL CURRENT LIABILITIES	3,676,824
LONG-TERM LIABILITIES
Long-term debt	3,483,673
Long-term obligations under capital leases	35,951
Liability for employees’ retirement benefits	1,327,873
Accrued liabilities for point programs	130,466
Deferred tax liability	233,151
Other	446,293
TOTAL LONG-TERM LIABILITIES	5,657,407
REDEEMABLE NONCONTROLLING INTERESTS	25,912
EQUITY
NTT SHAREHOLDERS’ EQUITY
Common stock, no par value	937,950
Additional paid-in capital	2,827,010
Retained earnings	4,808,361
Accumulated other comprehensive income (loss)	94,966
Treasury stock, at cost	(156,933)
TOTAL NTT SHAREHOLDERS’ EQUITY	8,511,354
NONCONTROLLING INTERESTS	2,413,452
TOTAL EQUITY	10,924,806
TOTAL LIABILITIES AND EQUITY	20,284,949

[Consolidated]

CONSOLIDATED STATEMENT OF INCOME (from April 1, 2013 to March 31, 2014)	(Millions of yen)

Item	Amount
Operating revenues
Fixed voice related services	1,578,941
Mobile voice related services	1,052,622
IP/packet communications services	3,711,866
Sale of telecommunication equipment	969,664
System integration	2,275,034
Other	1,337,047	10,925,174
Operating expenses
Cost of services (exclusive of items shown separately below)	2,360,916
Cost of equipment sold (exclusive of items shown separately below)	885,288
Cost of system integration (exclusive of items shown separately below)	1,643,988
Depreciation and amortization	1,880,293
Impairment loss	5,738
Selling, general and administrative expenses	2,929,111
Goodwill and other intangible asset impairments	6,187	9,711,521
Operating income		1,213,653
Other income (expenses)
Interest and amortization of bond discounts and issue costs	(47,684)
Interest income	17,632
Other, net	110,594	80,542
Income before income taxes and equity in earnings of affiliated companies		1,294,195
Income tax expense (benefit)
Current	483,113
Deferred	3,433	486,546
Income before equity in earnings of affiliated companies		807,649
Equity in earnings (losses) of affiliated companies		(50,792)
Net income		756,857
Less - Net income attributable to noncontrolling interests		171,384
Net income attributable to NTT		585,473

Note: Amounts are rounded off to nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(from April 1, 2013 to March 31, 2014)

(Millions of yen)

	NTT shareholder’s equity					Total NTT shareholders’ equity	Non- controlling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost
At beginning of year	937,950	2,827,612	5,227,268	(192,932)	(568,459)	8,231,439	2,290,564	10,522,003

Net income			585,473			585,473	171,384	756,857

Other comprehensive income (loss)				287,898		287,898	42,976	330,874

Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)

Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662

Stock compensation transaction		467				467		467

Acquisition of treasury stock					(406,696)	(406,696)		(406,696)

Resale of treasury stock		3			13	16		16

Cancellation of treasury stock		(3)	(818,206)		818,209	—		—

At end of year	937,950	2,827,010	4,808,361	94,966	(156,933)	8,511,354	2,413,452	10,924,806

Note: Amounts are rounded off to nearest million yen.

Non-consolidated Financial Statements	[Non-consolidated	]

       NON-CONSOLIDATED BALANCE SHEET (At March 31, 2014)

(Millions of yen)

Item	Amount
ASSET
Current assets
Cash and bank deposits	10,308
Accounts receivable, trade	2,695
Supplies	220
Advance payment	828
Deferred income taxes	789
Short-term loans receivable	290,523
Accounts receivable, other	67,730
Subsidiary deposits	2,340
Other	5,705
Total current assets	381,143
Fixed assets
Property, plant and equipment
Buildings	110,612
Structures	4,589
Machinery, equipment and vehicles	419
Tools, furniture and fixtures	17,048
Land	31,320
Lease assets	412
Construction in progress	1,658
Total property, plant and equipment	166,062
Intangible fixed assets
Software	37,208
Lease assets	1
Other	310
Total intangible fixed assets	37,520
Investments and other assets
Investment securities	15,756
Investments in subsidiaries and affiliated companies	5,094,091
Other securities of subsidiaries and affiliated companies	8,869
Contributions to affiliated companies	146
Long-term loans receivable to subsidiaries	1,579,922
Prepaid pension costs	1,962
Deferred income taxes	15,104
Other	1,515
Total investments and other assets	6,717,369
Total fixed assets	6,920,952

TOTAL ASSETS	7,302,096

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	249
Current portion of corporate bonds	139,998
Current portion of long-term borrowings	138,150
Short-term borrowings	150,000
Lease obligations	42
Accounts payable, other	21,476
Accrued expenses	7,071
Accrued taxes on income	13,077
Advance received	141
Deposit received	263
Deposit received from subsidiaries	82,698
Unearned revenue	1
Other	34,003
Total current liabilities	587,173
Long-term liabilities
Corporate bonds	1,006,277
Long-term borrowings	1,104,380
Long-term borrowings from subsidiary	240,000
Lease obligations	749
Liability for employees’ retirement benefits	32,773
Asset retirement obligations	1,390
Other	347
Total long-term liabilities	2,385,918
TOTAL LIABILITIES	2,973,091
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Other reserve	531,000
Accumulated earned surplus	207,372
Total earned surplus	873,705
Treasury stock	(156,932)
Total shareholders’ equity	4,327,549
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	1,455
Total unrealized gains (losses), translation adjustments, and others	1,455
TOTAL NET ASSETS	4,329,004
TOTAL LIABILITIES AND NET ASSETS	7,302,096

Note: Amounts are rounded down to nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF INCOME (from April 1, 2013 to March 31, 2014)

		(Millions of yen)
Item	Amount
Operating revenues
Dividends received	288,155
Revenues from group management	18,499
Revenues from basic R&D	114,499
Other services	9,687	430,843
Operating expenses
Administration	21,629
Experiment and research	86,949
Depreciation and amortization	35,083
Retirement of fixed assets	1,056
Miscellaneous taxes	2,594	147,313
Operating income		283,530
Non-operating revenues
Interest income	21,366
Lease and rental income	11,163
Miscellaneous income	1,393	33,924
Non-operating expenses
Interest expenses	14,969
Corporate bond interest expenses	15,597
Lease and rental expenses	5,633
Miscellaneous expenses	3,931	40,131
Recurring profit		277,322
Income before income taxes		277,322
Corporation, inhabitant, and enterprise taxes	(1,977)
Deferred tax expenses (benefits)	75	(1,902)
Net income		279,224

Note: Amounts are rounded down to nearest million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS (from April 1, 2013 to March 31, 2014)

(Millions of yen)

	Shareholders’ equity										Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus				Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus		Total earned surplus
						Other reserve	Accumulated earned surplus
At the previous year end	937,950	2,672,826	—	2,672,826	135,333	531,000	932,528	1,598,861	(568,458)	4,641,179	(7)	(7)	4,641,171
Net change during the annual period
Cash dividends							(186,174)	(186,174)		(186,174)			(186,174)
Net income							279,224	279,224		279,224			279,224
Payments to acquire treasury stock									(406,696)	(406,696)			(406,696)
Resale of treasury stock			2	2					13	15			15
Cancellation of treasury stock			(2)	(2)			(818,206)	(818,206)	818,209	—			—
Others, net											1,462	1,462	1,462
Total net change during the annual period	—	—	—	—	—	—	(725,156)	(725,156)	411,526	(313,629)	1,462	1,462	(312,167)
At the year end	937,950	2,672,826	—	2,672,826	135,333	531,000	207,372	873,705	(156,932)	4,327,549	1,455	1,455	4,329,004

Note: Amounts are rounded down to nearest million yen.

Auditor’s Report

Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 8, 2014
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroshi Miura
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and comprehensive income, and the notes to the consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2014 and for the fiscal year from April 1, 2013 to March 31, 2014 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 8, 2014
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hiroto Kaneko
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroshi Miura
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to the non-consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2014 and for the 29th fiscal year from April 1, 2013 to March 31, 2014 in accordance with Article 436(2)-(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit & Supervisory Board’s Report

AUDIT & SUPERVISORY BOARD’S REPORT

Based on reports from each Audit & Supervisory Board Member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this report regarding the execution of the duties of the Board of Directors in the 29th fiscal year from April 1, 2013, to March 31, 2014. The Board reports as follows:

1.  Outline of Audit Methodology

The Audit & Supervisory Board established auditing policies and received reports from each Audit & Supervisory Board Member on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Audit & Supervisory Board Rules, and in accordance with its auditing policies, the Audit & Supervisory Board Member sought mutual understanding with Members of the Board, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Members of the Board, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Audit & Supervisory Board also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Companies Act, necessary to ensure that Board Members’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control systems).

Regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with members of the board and audit & supervisory board members and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Audit & Supervisory Board Members audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Audit & Supervisory Board audited the non-consolidated financial statements related to the fiscal year under review (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

  2.  Audit Results

(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Members of the Board or material facts in violation of law or the Articles of Incorporation were found.
iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to Board Members’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of performance of the duties by the Independent Auditor
No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the financial statements and supplementary schedules
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(4)	Results of the audit of the consolidated financial statements
We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 9, 2014

Nippon Telegraph and Telephone Corporation Audit & Supervisory Board

Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka

Audit & Supervisory Board Member	Toru Motobayashi

Audit & Supervisory Board Member	Yoshitaka Makitani

Audit & Supervisory Board Member	Michiko Tomonaga

Audit & Supervisory Board Member	Seiichi Ochiai

Note:	Audit & Supervisory Board Members Toru Motobayashi, Michiko Tomonaga and Seiichi Ochiai are outside Company Auditors as prescribed in Article 2(xvi), and Article 335(3) of the Companies Act.

Memo

[For reference]

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET (at March 31, 2014)					CONDENSED STATEMENT OF INCOME (from April 1, 2013 to March 31, 2014)
			(Billions of yen	)		(Billions of yen	)
Item	Amount	Item	Amount		Item	Amount
ASSETS		LIABILITIES and NET ASSETS			Telecommunications businesses
FIXED ASSETS	3,023.5	LONG-TERM LIABILITIES	813.4		Operating revenues	1,630.5
Fixed assets – telecommunications businesses	2,810.7	Long-term borrowings from parent company	548.7		Operating expenses	1,577.8
		Liability for employees’ retirement benefits	231.3		Operating income from telecommunications businesses	52.6
Property, plant and equipment	2,722.3	Other long-term liabilities	33.3		Supplementary businesses
Machinery and equipment	474.5	CURRENT LIABILITIES	572.8		Operating revenues	143.2
Local line facilities	862.3	Current portion of long-term borrowings from parent company	127.4		Operating expenses	129.2
Engineering facilities	612.4				Operating income from supplementary businesses	14.0
Buildings	438.1	Accounts payable, other	212.5		Operating income	66.7
Land	197.0	Deposit received	125.4		Non-operating revenues	58.0
Others	137.9	Other current liabilities	107.3		Non-operating expenses	32.9
Intangible fixed assets	88.3	Total liabilities	1,386.3		Recurring profit	91.7
Investments and other assets	212.8	SHAREHOLDERS’ EQUITY	2.168.4		Special losses	8.2
Deferred income taxes	130.5	COMMON STOCK	335.0		Income before income taxes	83.4
Other investments and assets	83.3	ADDITIONAL PAID-IN CAPITAL	1,499.7		Corporation, inhabitant, and enterprise taxes	23.0
Allowance for doubtful accounts	(1.0)	EARNED SURPLUS	333.7		Deferred tax expenses (benefits)	6.4
CURRENT ASSETS	531.9	UNREALIZED GAINS (LOSSES), TRANSLATION			Net income	53.9
Accounts receivable, trade	238.9	ADJUSTMENTS, AND OTHERS	0.7
Accounts receivable, other	113.9	Net unrealized gains (losses) on securities	0.7
Deposits	91.5
Other current assets	88.1	Total net assets	2,169.2
Allowance for doubtful accounts	(0.6)
Total assets	3,555.5	Total liabilities and net assets	3,555.5

Outline figures for Nippon Telegraph and Telephone West Corporation
CONDENSED BALANCE SHEET (at March 31, 2014)					CONDENSED STATEMENT OF INCOME (from April 1, 2013 to March 31, 2014)

			(Billions of yen	)		(Billions of yen	)
Item	Amount	Item	Amount		Item	Amount
ASSETS		LIABILITIES and NET ASSETS			Telecommunications businesses
FIXED ASSETS	2,824.0	LONG-TERM LIABILITIES	1,143.9		Operating revenues	1,425.6
Fixed assets – telecommunications businesses	2,663.0	Long-term borrowings from parent company	884.4		Operating expenses	1,423.4
		Liability for employees’ retirement benefits	228.3		Operating income from telecommunications businesses	2.2
Property, plant and equipment	2,588.7	Other long-term liabilities	31.1		Supplementary businesses
Machinery and equipment	446.0	CURRENT LIABILITIES	619.3		Operating revenues	163.9
Local line facilities	956.3	Current portion of long-term borrowings from parent company	157.3		Operating expenses	149.7
Engineering facilities	551.3				Operating income from supplementary businesses	14.1
Buildings	363.2	Accounts payable, other	180.8		Operating income	16.3
Land	174.4	Deposit received	121.3		Non-operating revenues	41.6
Others	97.3	Other current liabilities	159.8		Non-operating expenses	31.9
Intangible fixed assets	74.2	Total liabilities	1,763.3		Recurring profit	26.0
Investments and other assets	161.0	SHAREHOLDERS’ EQUITY	1,501.3		Special losses	6.0
Deferred income taxes	93.6	COMMON STOCK	312.0		Income before income taxes	19.9
Other investments and assets	67.8	ADDITIONAL PAID-IN CAPITAL	1,170.0		Corporation, inhabitant, and enterprise taxes	3.7
Allowance for doubtful accounts	(0.5)	EARNED SURPLUS	19.2		Deferred tax expenses (benefits)	(2.4)
CURRENT ASSETS	440.9	UNREALIZED GAINS (LOSSES), TRANSLATION			Net income	18.7
Accounts receivable, trade	201.6	ADJUSTMENTS, AND OTHERS	0.4
Accounts receivable, other	96.2	Net unrealized gains (losses) on securities	0.4
Deposits	55.0
Other current assets	88.6	Total net assets	1,501.7
Allowance for doubtful accounts	(0.5)
Total assets	3,265.0	Total liabilities and net assets	3,265.0

        Ref- 1

            Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET (at March 31, 2014)			(Billions of yen	)	CONDENSED BALANCE SHEET (from April 1, 2013 to March 31, 2014) (Billions of yen)
Item	Amount	Item	Amount		Item	Amount
ASSETS		LIABILITIES and NET ASSETS			Telecommunications businesses
FIXED ASSETS	1,073.1	LONG-TERM LIABILITIES	259.8
Fixed assets – telecommunications		Long-term borrowings from parent company	146.7		Operating revenues	742.6
businesses	591.9	Other long-term liabilities	113.1		Operating expenses	636.3
Property, plant and equipment	504.9	CURRENT LIABILITIES	241.1		Operating income from
Machinery and equipment	139.4	Accounts payable, trade	37.2		telecommunications businesses	106.2
Engineering facilities	53.1	Accounts payable, other	149.3		Supplementary businesses
Buildings	177.3	Deposits received	22.4		Operating revenues	201.3
Tools and fixtures	33.6	Other current liabilities	32.0		Operating expenses	194.1
Land	40.9	Total liabilities	501.0		Operating losses form supplementary businesses	7.1
Others	60.4	SHAREHOLDERS’ EQUITY	789.9		Operating income	113.4
Intangible fixed assets	87.0	COMMON STOCK	211.7		Non-operating revenues	27.4
Investments and other assets	481.2	ADDITIONAL PAID-IN CAPITAL	131.6		Non-operating expenses	8.3
Investments in subsidiaries and		EARNED SURPLUS	446.5		Recurring profit	132.5
affiliated companies	277.6	UNREALIZED GAINS (LOSSES), TRANSLATION			Special profits	16.1
Other investments and assets	203.8	ADJUSTMENTS, AND OTHERS	74.4		Special losses	6.0
Allowance for doubtful accounts	(0.2)	Net unrealized gains (losses) on			Income before income taxes	142.7
CURRENT ASSETS	292.2	securities	74.4		Corporation, inhabitant, and
Accounts receivable, trade	163.6	Total net assets	864.3
Accounts receivable, other	49.3				enterprise taxes	46.1
Subsidiary deposits	19.5				Deferred tax expenses (benefits)	7.5
Other current assets	61.2
Allowance for doubtful accounts	(1.5)
Total assets	1,365.3	Total liabilities and net assets	1,365.3		Net income	88.9

2.	Major Facilities Completed during the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	437	thousand subscribers
	Subscriber optical cable	41,500	km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	313	thousand subscribers
	Subscriber optical cable	18,300	km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥ 53.5 billion
Nippon Telegraph and Telephone West Corporation	¥ 54.2 billion
NTT Communications Corporation	¥ 14.9 billion
END

Ref- 2

The Location of the 29th Ordinary General Meeting of Shareholders

[Venue]	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo Phone: 03-3442-1111
[Transportation]	A	8-minute walk	from Shinagawa Station (Shinkansen, JR and Keikyu Lines)

	B	6-minute walk	from Takanawadai Station (Toei Subway Asakusa Line)

Code No.: 9432

June 2, 2014

To Shareholders:

5-1, Otemachi 1-Chome

Chiyoda-ku, Tokyo 100-8116 Japan

Nippon Telegraph and Telephone Corporation

Hiroo Unoura, President and Chief Executive Officer

REVISION TO THE NOTICE OF CONVOCATION OF THE 29TH ORDINARY GENERAL

MEETING OF SHAREHOLDERS (BUSINESS REPORT)

Nippon Telegraph and Telephone Corporation hereby announces that the above material sent to all of its shareholders in Japan today has been revised. The revision, provided through NTT’s website pursuant to Article 133 (6) of the Ordinance for Enforcement of the Companies Act, is as follows.

1.	Applicable Section

Page 42 of the Notice of Convocation of the 29th Ordinary General Meeting of Shareholders (Business Report section)

“Material Subsidiaries”

“NTT’s equity ownership percentage (%)” of Arkadin International SAS

2.	Details of the Revision (revised text underlined)

[Before Revision]

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Arkadin International SAS	€133.66 million	0 (91.25)	Provision of teleconference, Web conference and video conference services

[After Revision]

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Arkadin International SAS	€133.66 million	0 (92.21)	Provision of teleconference, Web conference and video conference services

Note: The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.

Please note that the revised figure was correct in the English materials distributed to ADR holders.

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Table of Contents
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1
NON-CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS	7
Pursuant to applicable laws and regulations, and Article 16 of the Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 2, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Matters Pertaining to the Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-2(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting.

2.	Marketable securities

NTT Group applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or construction cost of real estate held for resale, including the costs of labor and subcontractors. The cost of supplies is determined by the weighted-average method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method except that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful lives cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and, for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

6.	Accounting standards for liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

–  1  –

If the actuarial net gain or loss exceeds 10% of the greater of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

7.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

1.	Scope of consolidated subsidiaries and equity method investments

As of March 31, 2014, NTT Group comprised 946 consolidated subsidiaries and 123 equity method affiliates.

2.	Retrospective application of equity method for an investee

As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company from the fiscal year ended March 31, 2014, the equity method of accounting is applied retrospectively for the previous fiscal year, in accordance with ASC Topic 323, Investments – Equity Method and Joint Ventures, issued by the FASB.

The impact of this retrospective application on the figures in the consolidated statements of changes in equity at the beginning of the year ended March 31, 2014 was a ¥2,139 million decrease in “Retained earnings,” a ¥85,456 million decrease in “Accumulated comprehensive income (loss),” and a ¥17,027 million decrease in “Non-controlling interest.”

Notes regarding Reclassifications

Effective as of the fiscal year ended March 31, 2014, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its Mobile Voice Related Services revenues and IP/Packet Communications Services revenues as Other revenues, and part of its Other revenues as System Integration revenues.

Notes to Change in Accounting Estimate

Effective April 1, 2013, NTT Group revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected useful life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will continue to be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimates to “Income before income taxes and equity in earnings (losses) of affiliated companies” and “Net income attributable to NTT” is ¥23,264 million and ¥14,392 million, respectively, for the fiscal year ended March 31, 2014.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.

3.	Outstanding guarantees and others:	¥54,328 million

–  2  –

Notes to Consolidated Statement of Income

As a result of the Otemachi 2-Chome Area Redevelopment Project, on March 31, 2014, NTT was granted the right to acquire a co-ownership interest and its proprietary floor in the new building, through an exchange of its leasehold and other rights. The ¥59,996 million gain resulting from the difference between the fair value of the acquired assets and the book value of the transferred property is recorded under “Other, net” of “Other income (expenses)” in the consolidated statements of income.

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued and outstanding as of the end of the fiscal year ended March 31, 2014

Common stock:	1,136,697,235 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 25, 2013 Ordinary general meeting of shareholders	Common stock	94,830	80	March 31, 2013	June 26, 2013

November 8, 2013 Board of Directors meeting	Common stock	91,344	80	September 30, 2013	December 9, 2013

(2)	Dividends for which the record date fell in the fiscal year ended March 31, 2014 with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2014 Ordinary general meeting of shareholders	Common stock	Retained earnings	99,904	90	March 31, 2014	June 27, 2014

–  3  –

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of business, NTT Group has certain outstanding financial instruments, including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Such financial instruments are mainly exposed to the market risks of interest rate changes and foreign currency fluctuations. In order to reduce such risks, NTT Group has established the risk management policy and uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. NTT Group does not use derivative financial instruments for trading or speculative purposes.

2.	Fair value of financial instruments

The amount of financial instruments reported on the consolidated balance sheet, their fair values as of March 31, 2014 and the differences between those values are as follows.

(Millions of yen)

	Amount reported on consolidated balance sheet	Fair value	Difference
Assets
Investment in affiliated companies	169,705	307,973	138,268
Marketable securities and other investments
Available-for-sale securities
Equity securities	262,593	262,593	–
Debt securities	56,989	56,989	–
Held-to-maturity securities
Debt securities	3,933	3,957	24
Liabilities
Long-term debt including current portion	(3,909,024)	(4,108,377)	199,353
Derivatives
Forward exchange contracts	527	527	–
Interest rate swap agreements	(1,379)	(1,379)	–
Currency swap agreements	34,235	34,235	–
Currency option agreements	205	205	–
*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above.

–  4  –

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:

(1)	Investment in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult. Furthermore, impairment loss of ¥51,244 million was recognized on “Investment in affilaited companies” related to unlisted Indian telecommunications carrier Tata Teleservices Limited (“TTSL”) during the fiscal year ended March 31, 2014.

(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment property

NTT Group maintains investment properties, including office buildings.

2.	Fair value of investment property

(Millions of yen)
Amount included in the consolidated balance sheet*[1]	Fair value*[2]
898,877	1,524,282

*1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation and accumulated impairment losses.
*2	Fair value is calculated primarily through real estate appraisal standards.

–  5  –

Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥7,667.57
Net income attributable to NTT per share:	¥509.21

Other

Corporate Bonds

On March 27, 2014, the board of directors meeting resolved that NTT may raise up to ¥200 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2014.

Subsequent Events

Decision to exercise option for sale of stake in TTSL

On April 25, 2014, the board of directors of NTT DOCOMO, Inc. (hereinafter: “NTT DOCOMO”), a subsidiary of NTT, resolved to exercise its option for the sale of all of its shareholdings (1,248,974,378 shares, equivalent to approximately 26.5% of all issued and outstanding shares) in TTSL, an equity method affiliate of NTT DOCOMO, in the event that TTSL has failed to achieve predetermined performance targets for the fiscal year ended March 31, 2014.

NTT DOCOMO Group, TTSL and Tata Sons Limited (hereinafter: “Tata Sons”), Tata Group’s holding company, concluded a shareholders agreement when NTT DOCOMO Group took a stake in TTSL in March 2009. Under the agreement, NTT DOCOMO Group shall have the right (option) to demand Tata Sons to intermediate buyers for TTSL shares held by NTT DOCOMO Group for 50% of the acquisition price (equivalent of the total amount of 72,500 million Indian rupees or ¥125,400 million*) or for the corresponding fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets for the fiscal year ended March 31, 2014.

In case NTT DOCOMO Group is entitled to the above-mentioned right, NTT DOCOMO Group plans to exercise the said right in June 2014 and then to sell its TTSL shares in accordance with the sharehoders agreement. However, depending on the response of Tata Sons, it is uncertain whether such a sale transaction can be closed on the aforementioned terms.

The impact on our Group’s operating results and financial status cannot be evaluated at this time due to these uncertainties. NTT may recognize gain or loss upon NTT DOCOMO’s disposal of TTSL shares or if the transaction as described above is not carried out.

* 1 Indian rupee = 1.73 yen as of March 31, 2014

NTT DOCOMO’s authorization of share buy backs up to prescribed maximum limit

On April 25, 2014, the board of directors of NTT DOCOMO, a subsidiary of NTT, resolved that NTT DOCOMO may repurchase up to 320 million shares of its outstanding common stock for an amount in total not exceeding ¥500 billion during the period from April 26, 2014 through March 31, 2015.

–  6  –

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date, with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment (except lease assets)

Property, plant and equipment are depreciated using the declining-balance method with the exception of buildings, for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings:	3 to 50 years
Tools, furniture and fixtures:	2 to 20 years

(2)	Intangible fixed assets (except lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful life (within 5 years).

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated using the straight-line method. Under the declining-balance method, the useful lives of the assets are the terms of leases and the residual values of the assets are substantially determined. In cases where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount, computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost, by ten-ninths.

Intangible assets are amortized over the term of their leases using the straight-line method.

–  7  –

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and, for specific claims including doubtful accounts, on the basis of their recoverability.

No allowance was accrued as of the end of the fiscal year ended March 31, 2014.

(2)	Liability for employees’ retirement benefits

To provide for employees’ retirement benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2014.

Prior service cost is amortized from the time of recognition using the straight-line method over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized beginning the following fiscal year using the straight-line method over the average remaining service periods at the time of recognition.

4.	Other material matters relating to the preparation of financial statements

(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” (“Tokurei-shori”) is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes on Change of Presentation Method

Application of Accounting Standards regarding Retirement Benefits

From the fiscal year ended March 31, 2014, NTT Group adopted “Accounting Standards regarding Retirement Benefits” (Accounting Standard No. 26 of May 17, 2012, hereinafter “Retirement Benefits Accounting Standards”) and “Application Guideline of Accounting Standards regarding Retirement Benefits” (Application Guideline of Accounting Standards No. 25 of May 17, 2012, hereinafter “Retirement Benefits Application Guideline”) but have not adopted the standards stipulated in Section 35 of the Retirement Benefits Accounting Standards and Section 67 of the Retirement Benefits Application Guideline.

As a result, “Advanced paid pension costs,” which was included in “Other assets” within “Investments and other assets” of NTT Group’s balance sheets for the fiscal year ended March 31, 2013, is presented separately in the balance sheets for the fiscal year ended March 31, 2014. The amount of “Advanced paid pension costs” included in “Other assets” within “Investments and other assets” for the fiscal year ended March 31, 2013 was ¥1,947 million.

In addition, NTT Group plans to adopt the amended calculation method for Retirement Benefits Obligations and Service Costs from the beginning of the fiscal year starting April 1, 2014. The effect on NTT’s balance sheets of this change was still being assessed at the time of preparation of these financial statements.

–  8  –

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities
In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., all assets of NTT have been pledged as general collateral for corporate bonds issued.
	Corporate bonds (including those maturing within one year)	¥1,146,276 million
2.	Accumulated depreciation on property, plant and equipment:	¥289,339 million
3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):
	Short-term accounts receivable:	¥357,919 million
	Long-term accounts receivable:	¥957 million
	Short-term accounts payable:	¥157,801 million
	Long-term accounts payable:	¥59 million
4.	Due to the exchange of rights associated with the Otemachi 2-Chome Area Redevelopment Project, ¥59,969 million was directly subtracted from the amount of reduction entry in the acquisition value of property, plant and equipment.

Notes to Non-Consolidated Statement of Income

Transactions with affiliated companies
Balance of operating transactions
Operating revenues	¥138,525 million
Operating expenses	¥46,310 million
Balance of non-operating transactions	¥49,664 million

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Number of shares of treasury stock during the fiscal year ended March 31, 2014.

Common stock:	26,650,807 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were liability for employees’ retirement benefits and securities. The major cause of deferred tax liabilities was net unrealized gains (losses) on securities.

Deferred tax assets exclude ¥27,027 million in valuation allowance.

–  9  –

Notes Concerning Related Party Transactions

Subsidiaries

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	100,000	Short-term loans receivable	127,420
						Long-term loans receivable to subsidiaries	548,775
				Receipt of interest[1]	7,156	Other current assets	748
				Receipt of expenses relating to basic research and development[2]	44,222	Accounts receivable, other	3,869
				Lease of land and buildings[3]	6,202	—	—

Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	90,000	Short-term loans receivable	157,370
						Long-term loans receivable to subsidiaries	884,427
				Receipt of interest[1]	13,150	Other current assets	1,625
				Receipt of expenses relating to basic research and development[2]	44,259	Accounts receivable, other	3,872

Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	90,000	Short-term loans receivable	3,360
						Long-term loans receivable to subsidiaries	146,720
				Receipt of interest[1]	988	Other current assets	61

Subsidiary	NTT Finance Corporation	91% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Borrowing of capital[4]	514,000	Short-term borrowings	150,000
						Long-term borrowings from subsidiaries	240,000
		8% indirect ownership		Payment of interest[4]	725	Accrued expense	122
				Deposit of capital[5]	13,750,996	Deposits received from subsidiaries	2,340
				Receipt of interest[5]	49	—	—
				Transfer of capital among NTT Group companies	101,581	Accounts receivable, other	5,433

Transaction amounts do not include consumption taxes. Balance amounts at end of term include consumption taxes.

–  10  –

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.
2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results of such research and development.

Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies accounting systems.
4	Interest on borrowing of capital is set taking into consideration market rates. No security is provided.
5	Interest on deposit of capital is set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	¥3,899.84
Net income per share	¥242.86

Other

Corporate Bonds

On March 27, 2014, the board of directors meeting resolved that NTT may raise up to ¥200 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2014.

–  11  –